 Exhibit 99.1

SUNCOR

SUNCOR
ÉNERGIE
SUNCOR
ÉNERGIE
1013
F150

Management Proxy Circular

Notice of 2026 Annual Meeting to be held on May 5, 2026

CONTENTS
1	Invitation to Shareholders
2	About this Management Proxy Circular
3	Meeting Participation, Voting and Proxies: Questions and Answers
8	Business of the Meeting
8	Financial Statements
8	Election of Directors
16	Appointment of Auditor
17	Advisory Vote on Approach to Executive Compensation
17	Shareholder Proposal No. 1
18	Board of Directors Compensation
22	Executive Compensation
22	Letter to Shareholders
24	Compensation Discussion and Analysis
31	Compensation of the Named Executive Officers
42	Termination Agreements and Change of Control Arrangements
44	Indebtedness of Directors, Executive Officers and Senior Officers
44	Summary of Incentive Plans
47	Claw Back Policy
47	Directors’ and Officers’ Insurance
47	Advance Notice By-law
47	Corporate Governance
48	Additional Information
48	Advisories
A-1	Schedule A: Shareholder Proposal No. 1
B-1	Schedule B: Named Executive Officers’ Outstanding Option-based Awards and Grant Date Fair Values for Share-based Awards
C-1	Schedule C: Corporate Governance Summary
D-1	Schedule D: Board Terms of Reference

Notice of Annual General Meeting of Shareholders of Suncor Energy Inc.

The annual general meeting (the meeting) of shareholders of Suncor Energy Inc. (the corporation) will be held on May 5, 2026, at 10:30 a.m. Mountain Daylight Time (MDT). The meeting will be conducted in a virtual-only format via live webcast online at https://meetings.lumiconnect.com/400-534-929-087 (Meeting ID: 400-534-929-087; Password: suncor2026 (case sensitive)).
Registered shareholders and duly appointed proxyholders can participate, vote and ask questions during the meeting, provided they are connected to the internet and comply with all the requirements set out in the accompanying management proxy circular. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the meeting as guests. Guests will not be able to vote or ask questions at the meeting.
The meeting will have the following purposes:
•
to receive the audited consolidated financial statements of the corporation for the year ended December 31, 2025, together with the notes thereto and the auditor report thereon;

•
to elect directors of the corporation to hold office until the close of the next annual meeting of shareholders;

•
to appoint the auditor of the corporation to hold office until the close of the next annual meeting of shareholders;

•
to consider and, if deemed fit, approve an advisory resolution on the corporation’s approach to executive compensation;

•
to consider a shareholder proposal for the corporation to prepare a report detailing the corporation’s governance and oversight of its climate-related risks, as set forth on page A-1 of Schedule A of the accompanying management proxy circular; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 7 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 14th Floor, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 10:30 a.m. MDT on May 1, 2026 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.
Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.
Shareholders registered at the close of business on March 13, 2026, will be entitled to receive notice of and vote at the meeting.
By order of the Board of Directors of Suncor Energy Inc.
Jacqueline Moore
General Counsel and Corporate Secretary
February 25, 2026
Calgary, Alberta

Invitation to Shareholders
Dear Shareholder:
On behalf of the board of directors (the Board), management and employees of Suncor Energy Inc. (the corporation), we invite you to attend our annual general meeting (the meeting) of shareholders on May 5, 2026 at 10:30 a.m. Mountain Daylight Time (MDT). This year, we will hold the meeting in a virtual-only format, which will be conducted via live webcast online at https://meetings.lumiconnect.com/400-534-929-087 (Meeting ID: 400-534-929-087; Password: suncor2026 (case sensitive)). Technical information regarding attendance is provided herein, refer to, “Q. How do I attend the meeting?” under “Meeting Participation, Voting and Proxies: Questions and Answers.” Technical support is provided in the Virtual Meeting User Guide that will be sent to registered holders with their proxy packages and posted on Suncor’s website. Technical support can also be accessed at: support-ca@lumiglobal.com.
The items of business to be considered at this meeting are described in the accompanying notice of annual general meeting of shareholders of the corporation and management proxy circular. The contents and sending of the management proxy circular have been approved by the Board.
Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you, or by voting at the meeting. Following the formal portion of the meeting, registered shareholders and duly appointed proxyholders will have an opportunity to ask questions.
Many of our public documents, including our 2025 Annual Report, are available under the ‘Investors’ heading on our website located at www.suncor.com. We encourage you to visit our website during the year for information about the corporation. To receive the latest news relating to the corporation you can use the ‘Sign up for news’ feature on the corporation’s website. Additional information relating to the corporation is also available under the corporation’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.
We look forward to having you join us at the meeting.
Yours sincerely,

Russell Girling Chair of the Board	Richard M. Kruger President and Chief Executive Officer
1   Management Proxy Circular 2026   Suncor Energy Inc.

About this Management Proxy Circular
You are invited to attend the annual general meeting (the meeting) of holders (shareholders) of common shares (common shares or shares) of Suncor Energy Inc. to be held on May 5, 2026, at 10:30 a.m. Mountain Daylight Time (MDT) for the purposes indicated in the accompanying notice of annual general meeting of shareholders. The meeting will be conducted in a virtual-only format via live webcast (to attend, refer to, “Q. How do I attend the meeting?” under “Meeting Participation, Voting and Proxies: Questions and Answers.”)
This management proxy circular (Circular) includes important information regarding the matters to be acted upon at the meeting, and our compensation practices for, and compensation of, the board of directors of Suncor (the Board or Board of Directors) and Suncor’s Named Executive Officers (as defined on page 24) for the year ended December 31, 2025.
This Circular is dated February 25, 2026 and all information contained in this Circular is given as of such date, unless stated otherwise.
In this Circular, references to “Suncor”, the “corporation”, the “company”, “our” or “we” mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

Forward-Looking Information and Risks
This Circular contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor’s Annual Information Form for the year ended December 31, 2025 (the AIF), Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2025 (the MD&A), and Suncor’s other disclosure documents, many of which are beyond the corporation’s control. Readers are cautioned that actual results may differ materially from those expressed or implied by the forward-looking information contained herein. Refer to the “Advisories” section of this Circular for information on the material risk factors and assumptions underlying the forward-looking information contained in this Circular.
The corporation’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the “Advisories” section of this Circular.
Non-GAAP Financial Measures and Ratios
Certain financial measures and ratios in this Circular – namely free funds flow (FFF), normalized free funds flow, adjusted funds from operations (AFFO), and measures contained in return on capital employed (ROCE) – are not prescribed by generally accepted accounting principles (GAAP). Refer to the “Advisories” section of this Circular. These non-GAAP financial measures and ratios are used by management to analyze business performance, leverage and liquidity.

These non-GAAP financial measures and ratios do not have any standardized meaning under GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures and ratios should not be considered in isolation or as a substitute for financial measures or ratios prepared in accordance with GAAP.
Website References
Information contained in or otherwise accessible through Suncor’s website and other websites, though referenced herein, does not form part of this Circular and is not incorporated by reference into this Circular.

Management Proxy Circular 2026   Suncor Energy Inc.   2

Meeting Participation, Voting and Proxies: Questions and Answers
Meeting Participation, Voting and Proxies: Questions and Answers

This Circular is provided in connection with the solicitation by or on behalf of management of Suncor of proxies to be used at the annual general meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or other similar means by Suncor employees or our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors (Kingsdale). The cost of any such solicitation will be paid by the company. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid by Suncor for such forwarding services.
Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented at the meeting.
To be valid, proxy forms must be dated, completed, signed and deposited with our transfer agent and registrar, Computershare Trust Company of Canada (Computershare): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, PO BOX 4588 STN A, Toronto ON, M5W 9Z9; or (ii) by hand delivery to Computershare, 14th Floor, 320 Bay Street, Toronto, Ontario M5H 4A6. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received no later than 10:30 a.m. MDT on May 1, 2026, or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding meeting participation, voting and proxies.

Q.
How will I be able to participate in the meeting?

A. Suncor is holding the meeting in a virtual-only format via live webcast. You can participate online using your smartphone, tablet or computer. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, to listen to and view the meeting, ask questions and vote. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the meeting as guests. Guests will be able to listen to and view the meeting but will not be able to ask questions or vote at the meeting.
Following the formal portion of the meeting we will hold a Q&A session to answer the questions submitted by registered shareholders and duly appointed proxyholders through the online platform.
Questions may be submitted at any time during the meeting by registered shareholders and duly appointed proxyholders. To ensure the meeting is conducted in a manner that is fair to all shareholders, the Chair of the meeting may exercise discretion in responding to the questions including the order in which the questions are answered, the grouping of the questions and the amount of time devoted to any question. The questions and answers from the Q&A session will be included in the replay posted on Suncor’s website following the meeting.
Suncor’s decision to continue hosting its annual meeting in a virtual format is supported by ease of attendance for shareholders, removal of venue capacity restrictions and logistical obstacles, ongoing opportunity for shareholder participation in the Q&A session, as well as technological ability and access to virtual meetings.
Additional details on meeting participation are set forth in the Virtual Meeting User Guide that will be sent to registered shareholders with their proxy packages and posted on Suncor’s website.
Q.
How do I attend the meeting?

A. To attend the meeting log in online at https://meetings.lumiconnect.com/400-534-929-087 (Meeting ID: 400-534-929-087; Password: suncor2026 (case sensitive)). We recommend that you log in at least thirty minutes before the meeting starts and check that the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You will be able to log into the site from 9:30 a.m. MDT on May 5, 2026.
Next click “Login.” If you are a registered shareholder or duly appointed proxyholder, select “I have a login” and enter your Control Number or Proxyholder Username as applicable (see below) and Password: suncor2026 (case sensitive) OR if you are a non-registered (beneficial) shareholder, select “I am a guest” and complete the online form.
Registered shareholders: The control number located on the form of proxy or in the email notification you received is your “Control Number.”
3   Management Proxy Circular 2026   Suncor Energy Inc.

Duly appointed proxyholders: Computershare will provide the proxyholder with a username consisting of a four-letter appointee code (Proxyholder Username) by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described under the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?” below.
It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.
If you are having trouble getting into the meeting you may click on the support button ‘Having issues connecting?’ at the login page. This will provide you with a list of common connectivity issues and answers, as well as a link to the FAQ on using the online platform.
If shareholders (or their proxyholders) encounter any difficulties accessing the meeting during the check-in, they may attend the meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.
Q.
Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares as of the close of business on March 13, 2026, the record date for the meeting. Subject to certain restrictions required by the Petro-Canada Public Participation Act (as described in the AIF under the heading “Description of Capital Structure – Petro-Canada Public Participation Act”) which section is incorporated by reference herein, each common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person (virtually) or by proxy is required to approve all matters to be considered at the meeting.
Q.
What am I voting on?

A. You will be voting on:
•
the election of directors of the corporation to hold office until the close of the next annual meeting of shareholders;

•
the appointment of KPMG LLP as auditor of the corporation to hold office until the close of the next annual meeting of shareholders;

•
the advisory resolution on the corporation’s approach to executive compensation disclosed in this Circular; and

•
a shareholder proposal (Shareholder Proposal No. 1) for the corporation to prepare a report detailing the corporation’s governance and oversight of its climate-related risks, as set forth on page A-1 of Schedule A of this Circular.

Q.
What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person (virtually) and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the common shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The management nominees named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the accompanying notice of annual general meeting of shareholders and to other matters that may properly come before the meeting. As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the management nominees named in the proxy form will vote on them in accordance with their best judgment.
Q.
Who is soliciting my proxy?

A. The management of Suncor is soliciting your proxy. Solicitation of proxies will be done primarily by mail, supplemented by telephone or other contact, by our employees or Kingsdale. Kingsdale has been retained to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Suncor.
Q.
How can I vote?

A. If you are eligible to vote and your shares are registered in your name, you can vote your shares during the meeting by completing a ballot online, or in advance of the meeting by completing and submitting your proxy form using any of the methods described above.
Registered shareholders may also vote their shares in advance of the meeting by telephone or through the internet using the procedures described in the proxy form.
Management Proxy Circular 2026   Suncor Energy Inc.   4

Meeting Participation, Voting and Proxies: Questions and Answers
If your shares are not registered in your name but are registered in the name of a nominee, please see “How can a non-registered (beneficial) shareholder vote?” and “How can a non-registered (beneficial) shareholder vote at the meeting?” below.
Q.
How can a non-registered (beneficial) shareholder vote?

A. If your shares are not registered in your name but are registered in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee should have provided you with a package of information respecting the meeting, including either a proxy or a voting instruction form. Follow the instructions provided in the proxy or voting instruction form.
Q.
How can a non-registered (beneficial) shareholder vote at the meeting?

A. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the meeting but will be able to virtually attend as a guest. This is because Suncor does not have access to all of the names of its non-registered (beneficial) shareholders, and as a result we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote at the meeting, insert your name in the space provided on the proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. You must complete and return the form by following the instructions provided by your nominee AND register yourself as proxyholder online at https://www.computershare.com/SuncorEnergy, all as described below under Step 1 and Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
Non-registered shareholders who do not object to their name being made known to the company may be contacted by our proxy solicitors to assist in conveniently voting their common shares directly by telephone. Suncor may also utilize the Broadridge QuickVoteTM service to assist such shareholders with voting their common shares.
Non-registered (beneficial) shareholders located in the United States: If you are a non-registered (beneficial) shareholder located in the United States, to vote at the meeting you must first obtain a valid legal proxy from your nominee and then request to be registered, by submitting a copy of your legal proxy to our transfer agent, Computershare. Requests for registration should be sent to: Computershare, Attention Proxy Department, 14th Floor, 320 Bay Street, Toronto, Ontario M5H 4A6, OR emailed at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:30 a.m. MDT on May 1, 2026. You will receive a confirmation of your registration by email once Computershare receives your registration materials. Please note that you also are required to register your appointment at https://www.computershare.com/SuncorEnergy, as described below under Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
Q.
Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to virtually attend the meeting on your behalf and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.
Once appointed, you will also need to register your proxyholder online at https://www.computershare.com/SuncorEnergy, as described below under Step 2 of the question “Can I appoint someone other than the individuals named in the proxy form to vote my shares?”.
The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish your shares to be voted, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxy will be voted:
•
FOR the election of the director nominees set out in this Circular;

•
FOR the appointment of KPMG LLP as auditor;

•
FOR the approach to executive compensation disclosed in this Circular; and

•
AGAINST Shareholder Proposal No. 1, as set forth in Schedule A of this Circular, for the corporation to prepare a report detailing the corporation’s governance and oversight of its climate-related risks.

Q.
Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A. Yes, you have the right to appoint the individual or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting.
Each person named in the form of proxy or voting instruction form is a director or executive officer of Suncor. Shareholders who wish to appoint someone other than the management nominees named in the proxy form to virtually attend and participate at the meeting as their proxyholder and vote their common shares MUST submit their form of proxy or voting instruction form,
5   Management Proxy Circular 2026   Suncor Energy Inc.

as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form.
Failure to register your proxyholder will result in the proxyholder not receiving a Proxyholder Username that is required for such proxyholder to be able to vote at the meeting.
Step 1: Submit your form of proxy or voting instruction form: If you wish to appoint a person other than the management nominees named in your form of proxy or voting instruction form, then strike out those printed names and insert the name of your designated proxyholder in the space provided and follow the instructions for submitting such form of proxy or voting instruction form as outlined on the form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.
Step 2: Register your proxyholder: To register a third-party proxyholder (including yourself, if you are a non-registered (beneficial) shareholder) shareholders must visit https://www.computershare.com/SuncorEnergy by 10:30 a.m. MDT on May 1, 2026 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Proxyholder Username via email. Without a Proxyholder Username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.
Q.
What if my shares are registered in more than one name or in the name of my corporation?

A. If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your corporation or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.
Q.
Can I revoke a proxy or voting instruction?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:
1.
completing and signing a proxy bearing a later date, and delivering it to Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting (or any adjourned or postponed meeting); or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned or postponed; or

(b)
the Chair of the meeting prior to the start of the meeting.

If you are a non-registered (beneficial) shareholder, contact your nominee for information on how to revoke your proxy or voting instruction form.
If you have followed the process for attending and are a registered shareholder and voting at the meeting online, voting at the meeting online will revoke your previous proxy.
Q.
Is my vote confidential?

A. Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: (i) the proxy contains a written comment clearly intended for management; (ii) in the event of a proxy contest or proxy validation issue; or (iii) if necessary to meet legal requirements.
Q.
How many shares are outstanding?

A. As of February 24, 2026, there were 1,186,910,947 common shares outstanding. We have no other class or series of voting shares outstanding.
As of February 24, 2026, there was no person or company who, to the knowledge of our directors and executive officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.
Q.
How will meeting materials be delivered?

A. We are using notice and access to deliver this Circular to both registered shareholders and non-registered (beneficial) shareholders. This means that Suncor will post this Circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be voted on at the meeting and explaining how to access and review this Circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a
Management Proxy Circular 2026   Suncor Energy Inc.   6

Meeting Participation, Voting and Proxies: Questions and Answers
voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered (beneficial) shareholders at Suncor’s expense.
Notice and access is an environmentally friendly and cost-effective way to distribute the Circular because it reduces printing, paper and postage.
Q.
How can I request a paper copy of this Circular?

A. Both registered shareholders and non-registered (beneficial) shareholders can request a paper copy of this Circular for up to one year from the date it is filed on SEDAR+ (www.sedarplus.ca). If so requested, this Circular will be sent to you at no charge. If you would like to receive a paper copy of this Circular, please follow the instructions provided in the Notice. If you request a paper copy of the Circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.
Suncor will provide paper copies of this Circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.
If you have any questions about notice and access you can contact our Investor Relations team at info@suncor.com.
Q.
What is electronic delivery?

A. Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this Circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery saves paper, reduces our impact on the environment and reduces costs.
Q.
How can I ask for electronic delivery?

A. If you are a registered shareholder, you can sign up for electronic delivery through Computershare via the Investor Centre website at www.investorcentre.com/suncor.
You will need your Control Number and your PIN number (you will find them on the proxy form provided in your proxy package).
Non-registered (beneficial) shareholders can sign up for mail or electronic delivery of materials other than proxy materials through www.computershare.com/mailinglist.
Non-registered (beneficial) shareholders can sign up for electronic delivery of proxy materials on proxyvote.com, entering their 16-digit control number and clicking on Delivery Settings.
Q.
What if I have other questions?

A. If you have a question regarding the meeting please contact Computershare at 1-877-982-8760 or visit www.computershare.com.
Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2027 annual meeting of shareholders to our Corporate Secretary. To be included in our 2027 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 between December 7, 2026, and February 4, 2027.

Webcast Posting after Meeting
A recording of the meeting will be available on www.suncor.com following its completion.
7   Management Proxy Circular 2026   Suncor Energy Inc.

Business of the Meeting
Financial Statements
The audited consolidated financial statements of the corporation for the year ended December 31, 2025, together with the notes thereto and the auditor’s report thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2025 Annual Report. Copies of the 2025 Annual Report may be obtained from the Corporate Secretary upon request. The 2025 Annual Report is available on Suncor’s website at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).
Election of Directors
Number of Directors. Suncor’s articles stipulate there shall be not more than fifteen nor fewer than eight directors. The Board is currently composed of eleven directors, with ten non-employee directors, including Russell Girling, Board Chair, and one member of management, Richard M. Kruger, President and Chief Executive Officer (CEO).
In accordance with our by-laws, the Board has determined that ten directors will be elected at the meeting. Following the meeting, and assuming that all proposed nominees for director are elected as contemplated in this Circular, the Board will be composed of nine non-employee directors and Richard M. Kruger, Suncor’s President and CEO. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the close of the next annual meeting of shareholders or until a successor is elected or appointed.
Voting Details. Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the election of the nominees whose names appear on pages 9 to 15.
Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management designees named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be voted against the election of directors.
Majority Voting for Directors. Pursuant to the Canada Business Corporations Act, if there is an uncontested election (being an election where only one candidate is nominated for each position available on the board) at a meeting of shareholders at which directors are to be elected, each candidate is elected only if the number of votes cast in favour of their election represents a majority of the votes cast “for” and “against” them by the shareholders who are present in person or represented by proxy, unless the articles of the corporation require a greater number of votes.
Accordingly, any nominee for director who receives an equal or greater number of votes “against” than votes “for” their election as a director at the meeting shall not be elected to the Board.
Management Proxy Circular 2026   Suncor Energy Inc.   8

The Persons Nominated for Election as Directors Are:

Ian R. Ashby 68 Tinbeerwah, Queensland, Australia
Ian R. Ashby is the former President of BHP Billiton’s iron ore customer sector group. Mr. Ashby has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton in its iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as project roles in the corporate office, ultimately leading the company’s iron ore business. Since retiring from BHP Billiton in 2012, Mr. Ashby has taken on a number of advisory and board roles with other mining and related organizations. He currently serves as an independent director on the board of Anglo American plc. He has served as a director on the boards of IAMGOLD Corporation, New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd., and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek. Mr. Ashby holds a bachelor of engineering (Mining) degree from the University of Melbourne in Australia.

Skills and Experience(1) Mining, Finance / Capital Markets, Operations / EHS, Technology / Innovation, Strategy / Risk Management
Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	Anglo American plc
Environment, Health, Safety and Sustainable Development		4 of 4	100%	2025	98.77%
Human Resources and Compensation		5 of 5	100%	2024	99.88%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	—	30 414		30 414	1 852 821	Target Met at 1.8 x
Russell Girling 63 Calgary, Alberta, Canada
Russell (Russ) K. Girling was the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation (TC Energy), a North American energy infrastructure company, from 2010 until his retirement on December 31, 2020. Mr. Girling joined TC Energy in 1994 and held progressively senior roles during his 26 years with the company, including seven years as Chief Financial Officer. Prior to joining TC Energy in 1994, he worked at Suncor, Northridge Energy Marketing and Dome Petroleum. Mr. Girling is a director and Chair of the board of Nutrien Ltd. Until December 31, 2020, Mr. Girling was a member of the U.S. National Petroleum Council, the U.S. Business Roundtable, and served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

Skills and Experience(1)
Energy, CEO Experience, Finance / Capital Markets, Operations / EHS, Technology / Innovation, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Talent Management / Executive Compensation, Governance

Director since May 4, 2021 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(6)		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	Nutrien Ltd.
Audit Committee		1 of 1	100%	2025	97.06%
				2024	97.40%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	78 602	47 261		125 863	7 667 574	Target Met at 4.4x
9   Management Proxy Circular 2026   Suncor Energy Inc.

Jean Paul (JP) Gladu 52 Sand Point First Nation, Ontario, Canada
JP Gladu is currently Principal of Mokwateh, an Indigenous consulting firm, and previously served as the President and CEO of the Canadian Council for Aboriginal Business for approximately eight years. Mr. Gladu also serves as the Chief Business Development Officer of Mekapisk EnviroBlu, an Indigenous-owned company. Mr. Gladu has 35 years of experience in the natural resource sector including working with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada and the globe. He currently serves on the board of Superior Plus Corp. He also sits on Domtar’s Sustainability Committee and BHP’s Forum for Corporate Responsibility. He previously served on the boards of Broden Mining, First Nations Major Projects Coalition Advisory Centre, the Institute for Corporate Directors, Ontario Power Generation and Noront Resources, and is the past Chair of the Mikisew Group of Companies. JP is a senior fellow with the Macdonald-Laurier Institute and served as Chancellor of St. Paul’s University College at the University of Waterloo. His leadership has been recognized by the Public Policy Forum as a 2024 Honouree and through the 2024 Premier’s Award for outstanding Ontario college graduates in business. He is a member of the Indigenous Advisory Council for the new Major Projects Office. He has completed a forestry technician diploma from Sault College, obtained an undergraduate degree in forestry from Northern Arizona University, holds an Executive MBA from Queen’s University, holds the ICD.D designation from the Institute of Corporate Directors, and was awarded an honorary doctor of laws degree from Carleton University in 2024 and an honorary doctor of commerce from Lakehead University in 2025.

Skills and Experience(1)
Energy, Mining, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Talent Management / Executive Compensation, Governance
Anishinaabe from Thunder Bay, Mr. Gladu is a member of Bingwi Neyaashi Anishinaabek located on the Lake Nipigon, Ontario

Director since November 17, 2020 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	Superior Plus Corp.
Human Resources and Compensation		5 of 5	100%	2025	98.17%
Governance		5 of 5	100%	2024	97.67%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	8 290	36 054		44 344	2 701 436	Target Met at 2.6 x
Management Proxy Circular 2026   Suncor Energy Inc.   10

Jennifer R. Kneale 47 Houston, Texas, USA
Jennifer Kneale is President of Targa Resources Corp., a leading provider of midstream services and one of the largest independent infrastructure companies in North America. Ms. Kneale has extensive experience in the financial services industry. Prior to being appointed President, Ms. Kneale advanced through various roles and eventually served as Chief Financial Officer and President, Finance and Administration. Prior to Targa Resources, Ms. Kneale was a Director at TPH Partners, a middle-market energy private equity fund and prior to that, worked in other private equity, asset management and investment banking roles in the financial services industry. Ms. Kneale served on the Board of Directors of Energy Harbor, a privately owned nuclear generation fleet operator and energy retailer prior to its acquisition by Vistra Corp. Ms. Kneale holds a Bachelor of Arts in Economics, Managerial Studies and Policy Studies from Rice University and currently sits on the Rice University Board of Trustees.

Skills and Experience(1) Energy, Finance / Capital Markets, Operations / EHS, Technology / Innovation, Strategy / Risk Management, Talent Management / Executive Compensation, Governance
Director since February 3, 2026 – Independent
Suncor Board and Board Standing Committees Meeting Attendance(7)		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		—	—	Year	Votes in Favour	None
				—	—
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Tarket Compliance or Compliance Date(5)
	—	—		—	—	December 31, 2031
Richard M. Kruger 66 Calgary, Alberta, Canada
Richard M. Kruger is President and Chief Executive Officer of Suncor. Mr. Kruger has over 40 years of experience in the energy industry including extensive experience in the Canadian oil sands. Mr. Kruger was Chairman, President and Chief Executive Officer of Imperial Oil Limited from 2013 until his retirement in December 2019. Mr. Kruger worked for Exxon Mobil Corporation and its predecessor companies since 1981 in various upstream and downstream assignments with responsibilities in Canada, the United States, the former Soviet Union, the Middle East, Africa, and Southeast Asia. Mr. Kruger was Vice President of Exxon Mobil Corporation and president of ExxonMobil Production Company, a division of Exxon Mobil Corporation, with responsibility for ExxonMobil’s global oil and gas producing operations. He holds a mechanical engineering degree from the University of Minnesota and an MBA from the University of Houston.

Skills and Experience(1)
Energy, Mining, CEO Experience, Finance / Capital Markets, Operations / EHS, Technology / Innovation, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Talent Management / Executive Compensation, Governance

Director since April 3, 2023 – Non-Independent, Management
Suncor Board and Board Standing Committees Meeting Attendance(8)		Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	None
				2025	99.19%
				2024	99.91%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	—	63 083		63 083	3 843 016	Target Met at 17 x

11   Management Proxy Circular 2026   Suncor Energy Inc.

Brian P. MacDonald 60 Naples, Florida, USA
Brian MacDonald is President and Chief Executive Officer, and is a director of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries. Prior to joining CDK Global, Inc., Mr. MacDonald served as Chief Executive Officer and President of Hertz Equipment Rental Corporation and served as Interim Chief Executive Officer of Hertz Corporation. Mr. MacDonald previously served as President and Chief Executive Officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners’ acquisition of Sunoco Inc., where Mr. MacDonald had served as Chairman, President and Chief Executive Officer. He was the Chief Financial Officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., and Sunoco Logistics L.P. Mr. MacDonald holds an MBA from McGill University and a bachelor of science from Mount Allison University.

Skills and Experience(1)
Energy, CEO Experience, Finance / Capital Markets, Operations / EHS, Technology / Innovation, Strategy / Risk Management, Talent Management / Executive Compensation, Governance

Director since July 23, 2018 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	None
Governance		5 of 5	100%	2025	98.59%
Human Resources and Compensation (Chair)		5 of 5	100%	2024	99.01%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	13 000	85 292		98 292	5 987 949	Target Met at 5.7 x
Management Proxy Circular 2026   Suncor Energy Inc.   12

Lorraine Mitchelmore 63 Calgary, Alberta, Canada
Lorraine Mitchelmore has over 30 years’ international oil and gas industry experience. She most recently served as President and Chief Executive Officer for Enlighten Innovations Inc., a fuel upgrading technology company. Prior to Enlighten Innovations Inc., she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009, in addition to her role as Executive Vice President of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada (now Suncor Energy Inc.), Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore is a director of the Bank of Montreal, Cheniere Energy Inc., and has served on the boards of Alberta Investment Management Corporation, Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor of science (Honours) in geophysics from Memorial University of Newfoundland, a master’s of science in geophysics from the University of Melbourne, Australia and an MBA with Distinction from Kingston Business School in London, England.

Skills and Experience(1)
Energy, Mining, Finance / Capital Markets, Operations / EHS, Technology / Innovation, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Talent Management / Executive Compensation, Governance

Director since November 6, 2019 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	Bank of Montreal
Audit		6 of 6	100%	2025	94.68%	Cheniere Energy Inc.
Environment, Health, Safety and Sustainable Development (Chair)		4 of 4	100%	2024	95.97%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	1 385	71 414		72 799	4 434 915	Target Met at 4.2 x
13   Management Proxy Circular 2026   Suncor Energy Inc.

Jane L. Peverett 67 West Vancouver, British Columbia, Canada
Jane Peverett has over 25 years of experience in the energy sector, primarily in the utility space. In 2009, she retired as President and Chief Executive Officer of the British Columbia Transmission Corporation (BCTC), prior to that having served as BCTC’s Chief Financial Officer from 2003 to 2005. Before joining BCTC, Ms. Peverett held progressively more senior finance and regulatory affairs roles at Westcoast Energy Inc., until her appointment in 2001 as President and Chief Executive Officer of Union Gas Limited. A professional corporate director since 2009, Ms. Peverett has served on numerous corporate boards in the energy, banking, insurance, transportation, utility and media industries in Canada and the U.S. She currently serves on the boards of Canadian Pacific Kansas City Limited, Northwest Natural Holding Company and Capital Power Corporation. Ms. Peverett also serves as Chair of the CSA Group (formerly the Canadian Standards Association). Ms. Peverett holds a bachelor of commerce from McMaster University, a master of business administration from Queen’s University and is a Certified Management Accountant. She is a Fellow of the Society of Management Accountants and holds the ICD.D designation from the Institute of Corporate Directors.

Skills and Experience(1) Energy, Finance / Capital Markets, Operations / EHS, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Governance
Director since September 5, 2023 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	Canadian Pacific Kansas City Limited
Audit		6 of 6	100%	2025	98.43%	Northwest Natural Holding Company
Governance		5 of 5	100%	2024	98.86%	Capital Power Corporation
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	—	13 137		13 137	800 306	December 31, 2028
Christopher R. Seasons 65 Calgary, Alberta, Canada
Christopher R. Seasons is a professional engineer with more than 30 years of domestic and international experience in the upstream oil and gas industry. Mr. Seasons is currently a partner at ARC Financial Corporation, an energy-focused private equity firm, and currently serves on the board of Longshore Resources Ltd. Mr. Seasons previously served on the Board of Petronas Energy Canada Ltd. From 2004 until his retirement in June 2014, he served as President of Devon Canada Corporation, a subsidiary of Oklahoma-based Devon Energy Corporation. Mr. Seasons has long been active in the Calgary community with several not-for-profit organizations including the Canadian Association of Petroleum Producers (former Chairman and head of numerous committees), the Alberta Children’s Hospital Foundation (past Chairman), and the United Way of Calgary and Area (past Co-Chair of the annual campaign and board member). Mr. Seasons graduated from Queen’s University with a bachelor of science degree in chemical engineering.

Skills and Experience(1) Energy, Finance / Capital Markets, Operations / EHS, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Talent Management / Executive Compensation
Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	None
Human Resources and Compensation		5 of 5	100%	2025	98.65%
Environment, Health, Safety and Sustainable Development		4 of 4	100%	2024	99.23%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	8 775	25 943		34 718	2 115 021	Target Met at 2.0 x
Management Proxy Circular 2026   Suncor Energy Inc.   14

M. Jacqueline Sheppard 70 Calgary, Alberta, Canada
M. Jacqueline Sheppard has held numerous roles as an executive in the energy industry and as a director of public, private and crown corporations. Ms. Sheppard is the former Executive Vice President, Corporate & Legal, of Talisman Energy Inc. where she was responsible for legal affairs, business development, major projects, corporate communications, investor relations, corporate responsibility and government affairs. Ms. Sheppard serves on the board of ARC Resources Ltd., and previously served as Chair on the board of Emera Inc. for more than 10 years. Ms. Sheppard was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and sold to Tourmaline Oil Corp., and a former director of Alberta Investment Management Corporation, Pacific Northwest LNG Ltd., Seven Generations Energy Ltd. and Cairn Energy PLC. Ms. Sheppard was named one of Canada’s Most Powerful Women: Top 100 by the Women’s Executive Network and the National Post from 2002-2007. In honour of her exceptional merit and integrity in the legal profession, she was appointed the King’s Counsel designation in 2008. Ms. Sheppard is a Fellow of the Institute of Corporate Directors, Canada’s preeminent distinction for directors. Ms. Sheppard holds a bachelor of arts degree from Memorial University of Newfoundland, and she became a Rhodes Scholar receiving an honours jurisprudence, bachelor of arts and master of arts from Oxford University. She earned her bachelor of laws (Honours) from McGill University and holds an honorary doctor of laws degree from Memorial University of Newfoundland.

Skills and Experience(1)
Energy, Finance / Capital Markets, Operations / EHS, Government / Public Policy / Indigenous Relations, Strategy / Risk Management, Talent Management / Executive Compensation, Governance

Director since July 18, 2022 – Independent
Suncor Board and Board Standing Committees Meeting Attendance		Meeting Attendance		Annual Meeting Voting Results		Other Public Company Boards
Board of Directors		7 of 7	100%	Year	Votes in Favour	ARC Resources Ltd.
Human Resources and Compensation		5 of 5	100%	2025	98.26%
Governance (Chair)		5 of 5	100%	2024	98.87%
Common Shares and Share Units Held as at December 31, 2025	Common Shares(2)	DSUs(3)		Total Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(4)	Share Ownership Target Compliance or Compliance Date(5)
	15 400	26 579		41 979	2 557 361	Target Met at 2.4 x

(1)
See the Board of Directors Skills Matrix on page C-3.

(2)
Reflects the number of common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31, 2025 inclusive of common shares purchased by Suncor on behalf of the non-employee director. As at February 24, 2026, there had been no other changes to the share ownership of the directors from December 31, 2025, except for Mr. Gladu whose share ownership was 8,291 common shares as at February 24, 2026.

(3)
Reflects deferred share units (DSUs) granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the DSU Plan). See “Board of Directors Compensation – Equity Based Compensation.”

(4)
Reflects the number of common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the TSX) of a common share on the final trading day of 2025 ($60.92).

(5)
Reflects the compliance status as at December 31, 2025 or, if the total value shown is below the ownership requirement, the deadline for compliance. See “Board of Directors Compensation – Equity Based Compensation – Share Ownership Guidelines” for information regarding the share ownership guidelines for non-employee directors. As President and CEO, Mr. Kruger is subject to separate share ownership guidelines. See “Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines” for further information.

(6)
Mr. Girling was appointed to the Audit Committee effective August 27, 2025 as a result of Mr. Romasko’s resignation from the Board due to medical reasons effective August 8, 2025. Mr. Girling’s committee meeting attendance results reflect his attendance during his tenure on the Audit Committee. Prior to this date, as Chair of the Board, Mr. Girling was not a member of any standing committee.

(7)
Ms. Kneale joined the Board effective February 3, 2026. As a result, information relating to her 2025 Meeting Attendance, historical Annual Meeting Voting Results, and Common Shares and Share Units Held as at December 31, 2025, is not applicable.

(8)
Mr. Kruger is not a member of any standing committee and therefore his attendance is only recorded for meetings of the Board.

15   Management Proxy Circular 2026   Suncor Energy Inc.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.
No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gladu, a current and proposed director, who was an officer of the Alaska – Alberta Railway Development Corporation (A2A Rail), which obtained creditor protection under Canadian insolvency proceedings which were initiated on June 18, 2021. Mr. Gladu ceased to be an officer of A2A Rail on June 2, 2021.
No proposed director has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.
No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
Appointment of Auditor
Management and the Board propose that KPMG LLP be appointed as Suncor’s auditor until the close of the next annual meeting of shareholders. KPMG LLP has been Suncor’s auditor since March 1, 2019. Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the appointment of KPMG LLP.
Fees paid and payable to KPMG LLP, the corporation’s auditor, for the years ended December 31, 2024 and 2025 are detailed below.
($ thousands)	2025	2024
Audit Fees	7 335	10 842

Audit-Related Fees	92	331

All Other Fees	433	570

Total	7 860	11 743
The nature of each category of fees is as follows:
Audit Fees. Audit Fees were for professional services rendered by the auditor for the audit of Suncor’s annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees. Audit-Related Fees were for professional services rendered by the auditor for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attestation services not required by statute or regulation.
All Other Fees. All Other Fees relate to advisory services with respect to environmental, social and governance (ESG) criteria.
All services described beside the captions “Audit Fees”; and “Audit-Related Fees” were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act. Further details respecting our auditor are provided in our AIF under the heading “Audit Committee Information.”
Management Proxy Circular 2026   Suncor Energy Inc.   16

Advisory Vote on Approach to Executive Compensation
The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.
Please carefully review the “Letter to Shareholders” beginning on page 22 and our “Compensation Discussion and Analysis” beginning on page 24 before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the Chair of the HR&CC c/o the Corporate Secretary, Suncor Energy Inc., P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The “Compensation Discussion and Analysis” section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in connection with its 2026 annual general meeting of shareholders.”
Unless directed otherwise, the management nominees named in the form of proxy will vote FOR the advisory resolution approving the approach to executive compensation disclosed in this Circular.
As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to executive compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. If a significant number of shareholders oppose the advisory resolution, the Board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review the company’s approach to executive compensation in the context of those concerns. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has received strong support from shareholders with an average of 93.45% of votes supporting the corporation’s recommended vote, including 98.50% of the votes cast in favour of the advisory resolution at the 2025 annual general meeting of shareholders. For additional information concerning the company’s shareholder engagement activities, please see “Terms of Reference – Shareholder Engagement” in Schedule C.
Shareholder Proposal No. 1
Set forth on page A-1 of Schedule A of this Circular is Shareholder Proposal No. 1 for the corporation to prepare a report detailing the corporation’s governance and oversight of its climate-related risks, which has been submitted for consideration at the meeting and the Board’s and management’s voting recommendations thereon. Unless directed otherwise, the management nominees named in the form of proxy will vote AGAINST Shareholder Proposal No. 1.
Other Business
Shareholders will vote on any other business as may properly be brought before the meeting. As of the date of this Circular, management is not aware of any other matters to be brought before the meeting.
17   Management Proxy Circular 2026   Suncor Energy Inc.

Board of Directors Compensation
Philosophy and Approach

Philosophy. Compensation of non-employee directors is intended to:
•
deliver an appropriate level of remuneration to enable Suncor to attract highly qualified individuals with the desired competencies, skills and attributes and the capability to meet the demanding responsibilities of Board members; and

•
provide a significant portion of such remuneration in equity-based pay to closely align non-employee directors’ interests with shareholder interests.

Approach. The Governance Committee reviews Board compensation levels at least biennially to ensure Suncor’s program is competitive and takes into account governance and best practice trends. Compensation changes, when required, are recommended by the Governance Committee to the full Board for approval.

Key practices include:
•
Share Ownership Guidelines – a substantial share ownership requirement of $1,050,000 for non-employee directors and $1,740,000 for the Board Chair demonstrates alignment with shareholder interests. Common shares and DSUs count toward these requirements.

•
Substantial Equity Component – a minimum of 80% of compensation must be in the form of equity-based pay until share ownership guidelines are met. Directors that meet the guidelines can elect 60%, 80%, or 100% of compensation in equity-based pay. For 2025, 87% of total compensation paid to non-employee directors was equity based.

Structure
Suncor’s North American energy peers, identified on page 30 (the Suncor Compensation Peers), used for benchmarking Suncor’s Board compensation structure are the same companies used for benchmarking senior executive compensation. Suncor’s rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and enterprise value, is also provided on page 30. The following tables display the Board compensation structure for 2025.
Board compensation was last updated in 2024 following an assessment by Willis Towers Watson (WTW), an independent external executive compensation advisor, that covered compensation components, mix and pay level for non-employee directors, including the Board Chair. No changes to Suncor’s director compensation program were made following WTW’s 2025 assessment.
The following table displays the compensation structure for 2025 for all non-employee directors.
	Non-Employee Directors Other Than The Board Chair($)	Board Chair ($)
Annual Retainer	350 000	580 000

Annual Committee Chair Retainer

Audit Committee	30 000	—

HR&CC	24 000	—

Environment, Health, Safety and Sustainable Development (EHS&SD) Committee and Governance Committee	18 000	—

Travel

Travel Originating within continental North America (Per Round Trip)	1 500	1 500

Travel Originating from outside continental North America (Per Round Trip)	3 000	3 000
Management Proxy Circular 2026   Suncor Energy Inc.   18

Board of Directors Compensation
Equity Based Compensation
Minimum Allocation to Equity. Equity based pay promotes greater alignment between directors and shareholders. At least 60% and up to 100% of the retainers and travel fees payable to non-employee directors must be equity based. Until share ownership guidelines are met, the minimum equity component is 80%.
Deferred Share Units and Common Shares. Suncor grants DSUs to non-employee directors, which may only be granted in lieu of cash fees on a value-for-value basis. DSUs cannot be redeemed until the director retires from the Board. When redeemed, each DSU is valued at the then current market price of Suncor’s common shares. DSUs remain an important component of director compensation, providing long-term alignment with shareholders’ interests.
Since 2023, directors have been offered an alternative form of equity-based compensation: shares purchased on the open market. In 2025, Ms. Bedient and Mr. Gladu elected to receive their equity-based pay in the form of common shares purchased on the open market. All other non-employee directors elected to continue to receive equity-based pay in the form of DSUs. Awards of DSUs and the purchase of common shares on the open market occur quarterly.
The value of equity received in DSUs is converted into a number of DSUs using the Market Value (as defined in the Deferred Share Unit Plan (DSU Plan)) based on the trading price, as stipulated in the DSU Plan. The value of equity received in common shares, after required withholdings are deducted, is used to purchase common shares on the open market. The number of shares acquired is dependent on the actual purchase price at the date of acquisition. Dividends paid on common shares acquired as part of Board compensation are used to purchase additional common shares on the open market. In the DSU Plan, dividends are notionally reinvested by crediting additional DSUs to the non-employee directors’ DSU account based on the amount of the dividend and the Market Value on the dividend payment date.
Share Ownership Guidelines. Share ownership guidelines are one way that non-employee directors demonstrate their commitment to Suncor’s long-term success and alignment with shareholder interests. Suncor periodically benchmarks its share ownership guideline levels to ensure they are in line with its peers. For 2025, share ownership guidelines were $1,740,000 for the Board Chair and $1,050,000 for all other non-employee directors. The level of ownership must be attained by each director by the end of the fifth year after election or appointment to the Board or the date an increase in the share ownership guideline is approved.
Suncor common shares and DSUs count toward the share ownership guidelines. For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2025 and the acquisition cost. Shares purchased on behalf of directors as a component of compensation cannot be sold unless share ownership guidelines have been, and following the sale will continue to be, satisfied.
The following table provides the aggregate equity holdings of non-employee directors as at December 31, 2025. As at December 31, 2025, all non-employee directors, including the Board Chair, have met or are on track to meet the share ownership guidelines.
Name	Options(1) (#)	Shares(2) (#)	DSUs(3) (#)	Holding Value(4) ($)	Compliance or Compliance Date
Ian R. Ashby	—	—	30 414	1 852 821	✓ (1.8x requirement)

Patricia M. Bedient(5)	—	12 410	85 809	5 983 501	✓ (5.7x requirement)

Russell Girling	—	78 602	47 261	7 667 574	✓ (4.4x requirement)

Jean Paul (JP) Gladu	—	8 290	36 054	2 701 436	✓ (2.6x requirement)

Jennifer R. Kneale(6)	—	—	—	—	December 31, 2031

Brian P. MacDonald	—	13 000	85 292	5 987 949	✓ (5.7x requirement)

Lorraine Mitchelmore	—	1 385	71 414	4 434 915	✓ (4.2x requirement)

Jane L. Peverett(7)	—	—	13 137	800 306	December 31, 2028

Christopher R. Seasons	—	8 775	25 943	2 115 021	✓ (2.0x requirement)

M. Jacqueline Sheppard	—	15 400	26 579	2 557 361	✓ (2.4x requirement)

(1)
Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009.

(2)
Includes common shares purchased on the open market on the non-employee director’s behalf.

(3)
Consists of DSUs issued under the DSU Plan and DSUs credited in respect of notional dividend reinvestment.

(4)
Value of common shares and DSUs is calculated based on the closing price on the TSX of a common share on December 31, 2025 ($60.92).

19   Management Proxy Circular 2026   Suncor Energy Inc.

(5)
Ms. Bedient is retiring in accordance with the retirement policy and is not standing for re-election at the 2026 annual meeting.

(6)
Ms. Kneale was appointed to the Board effective February 3, 2026 and has a compliance date of December 31, 2031.

(7)
Ms. Peverett was appointed to the Board effective September 5, 2023 and has a compliance date of December 31, 2028.

Committee Membership. The following table sets forth the current Board standing committee members, all of whom are non- employee independent directors.
Committee Members(1)	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC
Ian R. Ashby		✓		✓

Patricia M. Bedient	Chair		✓

Jean Paul (JP) Gladu			✓	✓

Jennifer R. Kneale	✓	✓

Brian MacDonald			✓	Chair

Lorraine Mitchelmore	✓	Chair

Jane L. Peverett	✓		✓

Christopher R. Seasons		✓		✓

M. Jacqueline Sheppard			Chair	✓

(1)
As Chair of the Board, Mr. Girling is generally not a member of any standing committee. Mr. Girling’s appointment to the Audit Committee on August 27, 2025 was on an interim basis only, and he stepped down from the Audit Committee upon Ms. Kneale’s appointment thereto when she joined the Board effective February 3, 2026.

Total Compensation Summary. The following table provides information on the fees paid and total compensation paid to the non-employee directors for the year ended December 31, 2025.
		Fees Earned		How Fees were Distributed
Name(1)(2)	Retainer Fee	Committee Retainer Fee	Travel Fees	Paid in Cash	Option- based Awards	Share- based Awards(3)	All Other Compensation(4)	Total Compensation
Ian R. Ashby	350 000	—	9 000	71 800	—	287 200	—	359 000

Patricia M. Bedient	350 000	30 000	6 000	154 400	—	231 600	813	386 813

Russell Girling	580 000	—	—	—	—	580 000	—	580 000

Jean Paul (JP) Gladu	350 000	—	4 500	141 800	—	212 700	—	354 500

Brian MacDonald	350 000	24 000	6 000	—	—	380 000	—	380 000

Lorraine Mitchelmore	350 000	18 000	—	—	—	368 000	—	368 000

Jane L. Peverett	350 000	—	6 000	71 200	—	284 800	—	356 000

Daniel R. Romasko(5)	233 334	—	3 000	47 267	—	189 067	—	236 334

Christopher R. Seasons	350 000	—	—	—	—	350 000	—	350 000

M. Jacqueline Sheppard	350 000	18 000	—	—	—	368 000	—	368 000
Total	3 613 334	90 000	34 500	486 467	—	3 251 367	813	3 738 647

(1)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(2)
Ms. Kneale joined the Board effective February 3, 2026. Therefore, she is not included as part of the disclosures related to director compensation for 2025.

(3)
Share-based awards consist of DSUs and/or common shares purchased on the open market that are awarded in quarterly installments. The number of DSUs or common shares credited to each non-employee director’s account on each payment date is equal to one-quarter of the applicable retainer. Grant date fair market value for DSUs is calculated based on the common share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($55.12, $52.68, $59.12 and $59.18, respectively). Common shares are valued at the purchase price paid on the respective exchange (TSX: $56.04, $51.66, $59.39, $60.87 CAD; NYSE: $39.01, $37.84, $42.62, $44.48 USD).

(4)
All Other Compensation includes expenses incurred for tax preparation services and were reimbursed to the non-employee director.

(5)
Mr. Romasko resigned from the Board due to medical reasons effective August 8, 2025. His annual retainer is pro-rated for service in 2025.

Management Proxy Circular 2026   Suncor Energy Inc.   20

Board of Directors Compensation
Share-Based Awards. The following table provides information about share-based awards outstanding for our non-employee directors as at December 31, 2025 and provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2025. Non-employee directors do not hold any option-based awards nor shares or units of shares that have not vested. Non-employee directors do not participate in any non-equity incentive plans.
Name(1)	Share-based awards, value vested during the year(2) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(3) ($)
Ian R. Ashby	287 200	1 852 821

Patricia M. Bedient	231 600	5 227 484

Russell Girling	580 000	2 879 140

Jean Paul (JP) Gladu	212 700	2 196 410

Brian MacDonald	380 000	5 195 989

Lorraine Mitchelmore	368 000	4 350 541

Jane L. Peverett	284 800	800 306

Daniel R. Romasko(4)	189 067	1 271 813

Christopher R. Seasons	350 000	1 580 448

M. Jacqueline Sheppard	368 000	1 619 193
Total	3 251 367	26 974 145

(1)
Ms. Kneale joined the Board effective February 3, 2026. Therefore, she is not included as part of the disclosures related to director compensation for 2025.

(2)
Share-based awards consist of DSUs and/or common shares purchased on the open market that are awarded in quarterly installments. The number of DSUs or common shares credited to each non-employee director’s account on each payment date is equal to one-quarter of the applicable retainer. Grant date fair market value for DSUs is calculated based on the common share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($55.12, $52.68, $59.12 and $59.18, respectively). Common shares are valued at the purchase price paid on the respective exchange (TSX: $56.04, $51.66, $59.39, $60.87 CAD; NYSE: $39.01, $37.84, $42.62, $44.48 USD).

(3)
Consists of DSUs issued under the DSU Plan including additional DSUs credited in respect of notional dividend reinvestment. DSUs vest immediately upon grant. As a result, all DSUs held by non-employee directors have vested but cannot be redeemed until they cease to hold office. The value is calculated based on the closing price on the TSX of a common share on December 31, 2025 ($60.92).

(4)
Mr. Romasko resigned from the Board due to medical reasons effective August 8, 2025. The value shown is as at August 7, 2025 using the closing price on the TSX of a common share on that date ($53.62).

Redemption of DSUs. DSUs may be redeemed only when a non-employee director ceases to hold office, on a date elected by that director prior to November 30 of the calendar year following such cessation. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a “specified employee.” The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a common share on the TSX, as per the terms of the DSU Plan.
Director Hedging Prohibition. Pursuant to Suncor’s policies, directors are not permitted to engage in short selling in Suncor common shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange-traded funds) that are designed to hedge or offset a change in the market value of Suncor common shares, DSUs or other securities of Suncor held by the director.
21   Management Proxy Circular 2026   Suncor Energy Inc.

Executive Compensation
Letter to Shareholders
To Our Fellow Shareholders:
On behalf of the HR&CC and the Board, we are pleased to share the company’s approach to senior executive compensation and how it aligns with company performance. Specifically, in determining compensation for the President and CEO, the Board of Directors considered company performance across key focus areas outlined below.
Company Performance. Suncor achieved exceptional performance in 2025, further building on the momentum of 2024 and 2023. Led by Rich Kruger, Suncor’s President and CEO, Suncor delivered record-breaking results in 2025 on safety and operations, including record upstream production, refining throughput, and refined product sales. Remarkably, the company met its 2024 Investor Day commitments a full year ahead of schedule, underscoring its focus, disciplined execution, and leadership.
Safety. Ensuring the continued safety of our workforce is our top priority.
✓
Our 0.02 lost time injury frequency is Suncor’s best-ever performance, with injuries down 42% year over year.

✓
Our 0.28 recordable injury frequency is Suncor’s best-ever performance, with injuries down 15% year over year.

✓
Our 0.09 process safety event rate is Suncor’s best-ever performance and represents a 31% year over year decrease.

Operational Reliability. Record-breaking results in both our upstream and downstream businesses.
✓
Record annual production of 860,000 barrels per day (bbls/d), 35,000 bbls/d above the midpoint of our initial 2025 guidance. Supported by record annual production at Fort Hills of 175,000 bbls/d and record annual production at Firebag of 245,000 bbls/d.

✓
Record annual upgrader utilization of 99%. Supported by annual utilization at Base Plant of 98% and record annual utilization at Syncrude of 100%.

✓
Record annual refining throughput of 480,000 bbls/d, 38,000 bbls/d above the midpoint of our initial 2025 guidance.

✓
Record annual refining utilization of 103%. Supported by record annual utilization at Montreal of 109% and record annual utilization at Sarnia of 105%.

✓
Record annual refined product sales of 623,000 bbls/d, 53,000 bbls/d above the midpoint of our initial 2025 guidance.

Financial. Our outstanding operational reliability drove equally strong financial performance.
✓
Adjusted funds from operations(1) of $12.8 billion and $6.9 billion in free funds flow(1).

✓
Expenses(2) of $13.2 billion is within 1.5% of 2024 despite significantly higher volumes and inflation.

✓
Returned $5.8 billion to shareholders: increased the quarterly dividend paid per share by 5% from 2024, totaling $2.8 billion and repurchased $3.0 billion in shares, or 4.4% of shares outstanding as at December 31, 2025.

Investor Day Commitments. We delivered our commitments one year early.
✓
Increased normalized free funds flow(1) by over $3.3 billion per year versus 2023.

✓
Reduced corporate WTI breakeven by over US$10 per barrel versus 2023.

✓
Increased upstream production by 114,000 bbls/d versus 2023.

✓
Reduced annual capital expenditures to $5.7 billion.

✓
Maintained net debt(1) below target of $8 billion (achieved in 2024) and continued returning 100% of excess funds to shareholders.

Suncor’s significant improvements through 2025 under Mr. Kruger’s leadership were recognized in Suncor’s share price appreciation of 19% in 2025, outperforming the average of Suncor’s Performance Share Units peers by 14%.
Compensation Outcomes.
The Board chose to maintain Mr. Kruger’s salary at $1,350,000, awarded an annual incentive payment of $3,908,250 which is above the target value due to the company’s exceptional 2025 performance and granted an annual equity award of $10,125,000.
Compared to our peers, Mr. Kruger’s target total direct compensation remains within a reasonable range around the median of our North American peer group when converting US-dollar pay at par and at recent market exchange rates.
(1)
Non-GAAP financial measures or contains non-GAAP measures. See the “Advisories” section.

(2)
“Expenses” means Suncor’s operating, selling and general (OS&G) expenses (for additional explanation see Suncor’s MD&A).

Management Proxy Circular 2026   Suncor Energy Inc.   22

Executive Compensation
Aligning with Shareholder Interests. In the Compensation Discussion and Analysis section that follows, we share detailed information on our pay-for-performance philosophy, compensation programs, governance practices, and compensation for Named Executive Officers (NEOs).
We extend our sincere thanks to the entire Suncor team for their contributions to an outstanding year and welcome shareholder feedback on our operations, policies, and practices, including executive compensation.
Sincerely

Brian MacDonald Chair of the Human Resources and Compensation Committee	Russell Girling Chair of the Board
23   Management Proxy Circular 2026   Suncor Energy Inc.

Compensation Discussion and Analysis
2025 Named Executive Officers
The persons (the Named Executive Officers or NEOs) who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:
Richard M. Kruger	R. M. Kruger	President and Chief Executive Officer

Troy W. Little(1)	T. W. Little	Chief Financial Officer

David J. Oldreive	D. J. Oldreive	Executive Vice President, Downstream

Shelley A. Powell(2)	S. A. Powell	Senior Vice President, Operational Improvement and Support Services

Peter D. Zebedee	P. D. Zebedee	Executive Vice President, Oil Sands

Kristopher P. Smith(3)	K. P. Smith	Executive Advisor

(1)
Mr. Little was appointed Chief Financial Officer effective November 1, 2025.

(2)
Ms. Powell’s role expanded effective November 1, 2025 to include Supply Chain in her portfolio as the SVP Operational Improvement and Support Services.

(3)
Mr. Smith served as Chief Financial Officer from May 9, 2023 until November 1, 2025. Thereafter, he served as Executive Advisor until his formal retirement on December 31, 2025.

Compensation Philosophy
At Suncor, our compensation programs support our vision to be Canada’s leading energy provider; respected for our people, performance, sustainability and relationships that together create valued-added contributions to society, communities, customers and shareholders. Our approach to executive compensation is informed by the following guiding principles:
Support and Drive Suncor’s Strategy	Designed to support our strategic focus on profitable growth, achieved through capital discipline and reliable operations that are conducted in a safe and environmentally and socially responsible way.
Pay-for-Performance Philosophy	Suncor maintains a strong pay-for-performance philosophy designed to align the interests of our executives with the interests of shareholders, rewarding executives for delivering annual and longer-term results and building sustainable shareholder value that is demonstrated by the mix of compensation provided to executives and the way we measure success.
Market Competitive	To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity.
Management Proxy Circular 2026   Suncor Energy Inc.   24

Executive Compensation
Compensation Governance
Board of Directors.  The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule C.
Human Resources & Compensation Committee.  Central to the role of the HR&CC is aligning executive compensation with the delivery of shareholder value. The role and operation of the HR&CC under its mandate includes assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives in these areas include:
•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that they are supported by an appropriate executive compensation philosophy and program;

•
overseeing and approving incentive plan design and outcomes;

•
evaluating the performance of the CEO against approved goals and objectives, and recommending to the Board the total compensation for the CEO in light of that performance;

•
reviewing the CEO’s evaluation of the other senior executives’ performance;

•
approving total compensation of senior executives other than the CEO;

•
reviewing the succession planning process and results for senior executive roles;

•
reviewing NEO and other senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor’s compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, legal, regulatory, governance, cost and risk implications and the pay-for-performance relationship for variable pay;

•
overseeing management of the impact of workforce changes and the impact to culture alignment and plans and processes for promoting equity, inclusion and diversity; and

•
reviewing and recommending executive compensation disclosure to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized in this section, in 2025.
All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: Brian MacDonald (Chair), Ian R. Ashby, Jean Paul (JP) Gladu, Christopher R. Seasons, and M. Jacqueline Sheppard.
The HR&CC members have experience in leadership roles involving environment, health and safety and social performance, strong knowledge of the energy industry (all five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on HR&CC member experience and skills is provided in the inventory of Board member experience and competencies on page C-3 of Schedule C.
Executive Compensation Consultants.  Since 2024, the HR&CC has engaged WTW as its independent external executive compensation advisor. Prior to the appointment of WTW, the HR&CC’s executive compensation support was provided by both WTW and Meridian Compensation Partners through July 2024.
WTW provided consulting support and information in the following areas:
•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
provided updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
benchmarking Suncor compensation in the marketplace; and

•
support in conducting an annual risk assessment of Suncor’s compensation policies and programs.

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our executive compensation consultant. During 2025, WTW met with the HR&CC Chair and attended relevant sections of HR&CC meetings as necessary. WTW attended in-camera sessions of the HR&CC as requested.
25   Management Proxy Circular 2026   Suncor Energy Inc.

WTW also supports management in the area of executive compensation and provides services in other human resources areas, including pensions and benefits. WTW has protocols in place to ensure that they are in a position to provide independent advice. WTW was originally retained by Suncor in February 2006.
The HR&CC verified WTW’s independence in 2025 based on the following:
•
WTW works on behalf of the enterprise with conclusions and recommendations shaped by what is appropriate for Suncor;

•
members of the executive compensation consulting team are not responsible for selling other services to Suncor and receive no incentive or other compensation based on the fees charged to Suncor for other services provided. The executive compensation consulting team is separate and distinct from the teams that assist Suncor management with other services provided;

•
the executive compensation consultants do not have a business or personal relationship with any of the committee members or management, and do not own Suncor shares other than possibly through mutual funds; and

•
WTW has strict protocols and processes to mitigate conflicts of interest, and all consultants are required to adhere to a code of conduct.

Executive Compensation-Related Fees
Executive compensation-related fees paid by Suncor in 2025 and 2024 to WTW are displayed in the following table:
Executive Compensation Consultant	Fees Paid Related to 2025 ($)	Fees Paid related to 2024 ($)
WTW	391 000	295 000

Meridian Compensation Partners	—	51 508
All Other Fees
WTW’s Human Capital and Benefits practice has also assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to WTW for the foregoing services were $2.4 million in 2025 and $1.9 million in 2024. Note that the above amounts exclude WTW services related to the Syncrude joint venture and its legacy retirement programs, which were $1.9 million in 2025 and $3.0 million in 2024.
The HR&CC pre-approves all material executive compensation-related fees paid. The HR&CC does not approve services provided by WTW that do not relate to executive compensation-related services.
Pay and Performance Overview
Pay Programs Are Supported by Key Governance Practices.  Suncor has implemented and maintains a number of key executive compensation governance practices that we believe are consistent with best practices, support our business objectives and align with shareholder interests.
Key practices
✓	HR&CC is composed entirely of independent directors

✓	HR&CC engages an independent executive compensation advisor (WTW)

✓	Annual compensation program risk assessment

✓	Robust minimum share ownership guidelines in place with post-retirement share ownership hold period for the CEO

✓	Annual Incentive Plan (AIP) and PSU Plan maintain robust target-setting processes with threshold performance levels and payout caps

✓	Senior executive target pay is benchmarked against a relevant North American peer group

✓	Significant performance-contingent pay with over 85% of pay at risk for the CEO and 80% for the other NEOs

✓	AIP deferral program allows executives to take a portion or all of their annual incentive payment in DSUs

✓	At least 50% of mid- to long-term incentive compensation provided through PSUs, which are fully at-risk
Management Proxy Circular 2026   Suncor Energy Inc.   26

Executive Compensation
✓	Claw back policy

✓	Double trigger change of control provisions for equity awards

✓	No option re-pricing

✓	No loans are provided to executives

✓	Hedging of common shares and other Suncor securities held by an executive are prohibited

✓	No excessive perquisites

✓	No termination payments in excess of 2 times cash pay

✓	Vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan (SERP)(1)

(1)
The SERP closed to new entrants September 1, 2023. With Kris Smith’s retirement, only two NEOs remain as participants in the SERP.

Managing Compensation Risk. Suncor’s executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk taking, Suncor maintains an effective combination of oversight procedures and compensation program risk mitigating features, including plan designs, policies, guidelines, and governance practices, that limit the potential for programs to encourage unacceptable and excessive risk taking. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.
Oversight Procedures
• Strategic Planning: Board-reviewed plans balance risk and reward across company and industry contexts.

• Risk Management Tools: Enterprise Risk Management, Operational Excellence, and Trading Risk policies guide risk identification and control.

• Financial Controls: Limits on capital, operating spend, divestitures, and trading reduce exposure to inappropriate risk.

• Compensation Risk Assessment: HR&CC annually evaluates pay structure, plan design, performance metrics, and governance to ensure programs do not encourage excessive risk.

• 2025 Review Outcome: HR&CC confirmed compensation policies do not encourage excessive risk-taking and do not pose material risk to Suncor.
Key Risk Mitigating Features
Balanced pay structure
• Suncor’s executive compensation balances fixed and variable pay elements.

• Annual Incentive Plan (AIP): Based on a balanced scorecard of financial and operational metrics; stress-tested and reviewed by HR&CC.

• Stock Options: Reinforcing long-term shareholder alignment with a 7-year term.

• Market PSUs: Tied to 3-year relative total shareholder return (TSR) and ROCE; payouts range from 0-200% based on performance quartiles.

• Climate PSUs: Introduced in 2022; focus on Suncor’s climate objectives.

• RSUs: Provide stable retention value and align with TSR.

• DSUs: Executives may defer AIP payment into DSUs to meet share ownership guidelines.
Policies and Guidelines
• Share ownership guidelines enforced, including post-retirement for the CEO.

• Clawback policy aligned to comply with Rule 10D-1 of the Exchange Act and related rules of the New York Stock Exchange (NYSE).

• Executives prohibited from hedging or short-selling Suncor shares.

• HR&CC retains discretion to adjust payouts based on performance and events.
Executive Hedging Prohibition.  Pursuant to Suncor’s policies, executives are not permitted to hedge Suncor shares or equity awards and may not engage in short selling in Suncor shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange-traded funds) that are designed to hedge or offset a change in the market value of Suncor’s common shares or other Suncor securities held by an executive.
Executive Share Ownership Guidelines.  Suncor strongly believes that executives’ interests should be aligned with the interests of Suncor’s shareholders. One of the key ways we reinforce this is by requiring executives to own Suncor common shares or share equivalents equal to a multiple of their annual base salary.
The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position.
27   Management Proxy Circular 2026   Suncor Energy Inc.

Suncor common shares and DSUs count toward fulfillment of the share ownership guidelines. Beginning in 2025, unvested RSUs are also counted, provided that at least 25% of the ownership requirement is held in common shares and DSUs. Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested RSU or PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level. For the purpose of determining compliance with share ownership guidelines, shares, unvested RSUs and DSUs are valued at the higher of the closing price on the TSX on December 31, 2025 and the acquisition cost.
CEO Hold Requirement. Suncor requires its CEO to maintain their share ownership level for one year following retirement, which aligns with current good governance practices and shareholder interests.
Compliance with 2025 Guidelines and Total Value at Risk.  The following table sets forth the compliance of each NEO with the share ownership guidelines as a multiple of annual salary as at December 31, 2025. All NEOs are in compliance with their current share ownership guideline.
NEO	Holdings(1)			Holding Value (Shares and DSUs) ($)(2)	Total Holding Value (Shares, DSUs, RSUs) ($)(2)	Compliance or Compliance Date(3)	Mutiple of Salary(2)	Share Ownership Guideline Level of Role(4)	Additional Reference: Total Value at Risk ($) and Multiple of Salary (Not used for Share Ownership Compliance)(5)
	Shares	DSUs	RSUs
R. M. Kruger	—	63 083	314 023	3 843 016	22 973 298	✓	17 x	6 × annual salary	43 930 170 (32.5 x salary)

T. W. Little	—	—	8 878	—	540 848	Dec. 31, 2029	1.1 x	2 × annual salary	1 864 063 (3.7 x salary)

D. J. Oldreive	530	80 985	27 285	4 965 894	6 628 096	✓	10 x	3 × annual salary	11 417 247 (17.2 x salary)

S. A. Powell	30 067	—	23 480	1 831 682	3 262 083	✓	5.2 x	2 × annual salary	10 503 868 (16.8 x salary)

P. D. Zebedee	6 159	26 244	31 964	1 973 991	3 921 238	✓	5.7 x	3 x annual salary	8 922 682 (13.1 x salary)

K. P. Smith	94 078	28 375	37 964	7 459 837	9 772 604	✓	11 x	3 × annual salary	28 954 273 (32.7 x salary)

(1)
The holdings listed in the table exclude fractional shares.

(2)
The holding value and multiple of salary listed are based on the closing price of a common share on the TSX as at December 31, 2025 ($60.92).

(3)
Compliance is based on both multiple of salary and the minimum requirement that at least 25% of the ownership requirement is held in common shares and DSUs.

(4)
Reflects the requirements for each NEO’s current role.

(5)
Total Value at Risk includes shares, DSUs, unvested PSUs assuming target (100%) performance, unvested RSUs, and the “in-the-money” value of outstanding stock options using the closing price of a common share on the TSX as at December 31, 2025 ($60.92) and the exercise price of the option. Vested PSUs and RSUs, including those that vested on December 31, 2025, are excluded. This value is not used to evaluate Share Ownership Guideline compliance, and instead reflects the total value of shares and equity-based pay that fluctuates with the price of common shares.

Compensation Decision-Making.  The HR&CC maintains a structured annual decision-making process that involves management, the HR&CC and the Board to ensure compensation aligns with shareholder interests, rewards executives for performance achieved and enables Suncor to attract and retain talented executives. The steps below illustrate the performance and compensation planning process, which also includes consideration of market information, governance practices, trends and advice from our executive compensation consultants.
Step 1: Review pay philosophy, peer group and program design. Benchmark compensation levels and assess trends. Determine pay mix, pay at risk and establish compensation for the upcoming year.
Step 2: Review and approve corporate and business unit goals and metrics and CEO individual goals. Review and approve annual and longer-term compensation program results. Review disclosure of prior year compensation decisions and program results.
Step 3: Monitor company progress and evaluate in-year performance under compensation programs.
Step 4: Evaluate company and CEO performance and determine compensation that will be recommended to the Board. Review and approve compensation for other senior executives.
Approach to Executive Compensation
Total Direct Compensation Components.  Total direct compensation, made up of base salary, an annual incentive and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results that are important to our shareholders.
Management Proxy Circular 2026   Suncor Energy Inc.   28

Executive Compensation
The percentage of variable, performance-contingent total direct compensation increases with greater levels of responsibility. The elements of total direct compensation, as well as other compensation and benefit related elements, are outlined below.
Component	Objective	Key Features
Fixed Compensation
Base Salary	Rewards skills and capabilities demonstrated in performing job responsibilities.	Annual review with adjustments as appropriate.
At-Risk Compensation
Annual Incentive Plan	Aligns with achieving safety, financial and operational performance objectives.	Annual performance. Payout range of 0% to 200% of target.
Long-Term Incentives
Market PSUs	Rewards based on financial performance (ROCE) and relative shareholder return (TSR) thereby aligning executive rewards with shareholder interests.	Three-year rolling performance cycles. Payout range of 0% to 200% of target.
Climate PSUs (CPSUs)	Rewards performance towards climate-related objectives.	Three-year rolling performance cycles. Payout range of 0% to 200% of target.
RSUs	Rewards based on absolute TSR (share price performance plus dividends) while promoting retention.	Vest after three years.
Stock Options	Rewards based on absolute share price performance. Only delivers value if share price appreciates over the grant price.	Vest over three years. Seven-year term.
29   Management Proxy Circular 2026   Suncor Energy Inc.

Component	Objective	Key Features
Indirect Compensation
Benefits	Provides medical, dental and insurance coverage, as well as enhanced life insurance, accident and disability protection, plus a company savings plan.
Retirement Benefits	Provides pension income and health coverage during retirement when executives are no longer earning an income from employment. Mr. Kruger does not participate in any Suncor pension plan.
Perquisite Allowance	Provides executives with a fully taxable cash allowance not available to all employees. Varies by executive level and is based on market competitive practices.
Defining Our Marketplace.  As Canada’s largest integrated energy company and the third largest in North America by enterprise value as at December 31, 2025, size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our executives.
To ensure competitive compensation, our HR&CC-approved peer group is comprised of 15 North American companies of comparable size and complexity, and which are representative of our market for executive talent. The same peer group is used to benchmark Board compensation. In Canada, we include oil & gas companies, pipeline companies and other relevant companies in capital intensive industries, while in the U.S., we limit peers to energy companies with similar operations.
Senior executive total direct pay is targeted at the median of the Suncor Compensation Peers, which are identified below, with the flexibility to position pay where needed based on consideration of:
•
Individual experience, expertise, and contributions

•
Our relative size as we are larger than most of the Suncor Compensation Peers

•
Currency considerations arising from our North American market for talent

The peer group used to determine executive compensation for 2025 was updated to reflect recent market activity. Marathon Oil and Hess Corporation were included in the 2024 peer group and removed in 2025 due to acquisitions. To maintain the relevance and comparability of the peer group, Phillips 66 and Valero Energy Corporation were added as replacements for the 2025 peer group.
Canada	U.S.
Canadian Natural Resources Limited (CNQ) Cenovus Energy Inc. (CVE) Canadian Pacific Kansas City Limited (CP) Enbridge Inc. (ENB) Imperial Oil Limited (IMO) Nutrien (NTR) TC Energy Corporation (TRP)	APA Corporation (APA)
ConocoPhillips (COP)
Devon Energy Corporation (DVN)
EOG Resources Inc. (EOG)
Occidental Petroleum Corporation (OXY)
Ovintiv Inc. (OVV)
Phillips 66 (PSX)
Valero Energy Corporation (VLO)
The chart below shows Suncor’s revenue, asset and enterprise value percentile rankings as compared to the Suncor Compensation Peers.
(1)
Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2025.

(2)
Revenue and Assets are based on information reported for the nine months ended September 30, 2025, and as at September 30, 2025, respectively. Enterprise Value is based on information reported as of December 31, 2025.

Management Proxy Circular 2026   Suncor Energy Inc.   30

Executive Compensation
Suncor also maintains a similar performance peer group that is used to determine relative TSR performance for our PSU grants as described on page 33. Differences from the Suncor Compensation Peers reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).
Compensation of the Named Executive Officers
2025 Total Direct Compensation. The 2025 base salary, annual incentive and long-term incentive awards for each NEO are described in the tables that follow in this section.
Base Salary.  During 2025, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capabilities and ensure that their base salaries are competitive with the market for their positions.
	Base Salary 2024 ($)	Increase from 2024 (%)	Base Salary 2025 ($)
R. M. KRUGER	1 350 000	0.0%	1 350 000

T. W. LITTLE	370 000	35.1%	500 000

D. J. OLDREIVE	645 000	3.1%	665 000

S. A. POWELL	570 000	9.6%	625 000

P. D. ZEBEDEE	660 000	3.3%	682 000

K. P. SMITH	885 000	0.0%	885 000
Annual Incentive Plan (AIP).  The Annual Incentive Plan supports a common view of our safety / environment, reliability and financial performance through the use of a single company-wide scorecard with eight metrics in three equally weighted categories with a maximum payout of 200% target. A minimum AFFO threshold must be achieved before any payout can be made under the AIP. This ensures overall program affordability.

Safety / Environment	Reliability / Volumes	Financial / Expenses
Serious Injury or Fatality (actual incident frequency) Recordable Injury Frequency Process Safety Event Rate Water Events	Upstream Production Refining Throughput	Controllable Expenses Free Funds Flow

All NEOs and select other senior executives receive an overall score based on Suncor’s performance, which are approved by the Board. Other salaried employees have an additional individual performance component.
Overall AIP score for 2025.  The weighting in AIP and overall score approved for the three categories of eight performance metrics are summarized below.
Governance of the AIP is comprehensive. Reviews of performance measures, weightings, targets and results are carried out at the business unit, corporate and HR&CC level. The HR&CC has discretion to increase or decrease awards under the AIP based on its assessment of the impact of events that may have had an effect on performance. In 2025, the HR&CC did not exercise its discretion over the AIP outcome.
31   Management Proxy Circular 2026   Suncor Energy Inc.

2025 AIP Awards.  The table below displays the calculation of the AIP award for each NEO based on overall company performance for 2025. All NEOs receive an overall score based on Suncor’s performance, which are approved by the Board.
Name	Base Salary [A]	AIP Target, % of Salary [B]	Target Payout (A x B)	Corporate Performance Factor [C]	Approved AIP Award Payout [A x B x C](1)
R. M. KRUGER	$1 350 000	150%	$2 025 000	1.93	3 908 250
T. W. LITTLE(2)	$399 781	75%	$299 836	1.93	578 683
D. J. OLDREIVE	$661 767	85%	$562 502	1.93	1 085 629
S. A. POWELL	$591 610	75%	$443 707	1.93	856 355
P. D. ZEBEDEE	$678 444	85%	$576 677	1.93	1 112 987
K. P. SMITH	$885 000	100%	$885 000	1.93	1 708 050

(1)
Payouts rounded up to the nearest dollar.

(2)
Mr. Little became a member of the Executive Leadership Team in October 2024. For 2025 AIP, his target was 75% of salary.

Long-Term Incentive (LTI) Plan.  Suncor’s business involves strategic investments over long periods of time. With stock options, PSUs, CPSUs and RSUs as key elements of long-term incentive (LTI) compensation, the compensation of the NEOs is aligned with the economic interests of our shareholders over a medium- and long-term horizon and is significantly leveraged to Suncor’s share price performance from an actual, realized compensation standpoint. Under this approach to executive compensation, our NEOs are rewarded based on a balance between performance on relative TSR (PSUs), ROCE (PSUs), achievement of climate goals (CPSUs) and absolute share price (PSUs, RSUs and stock options).
The following table provides the key LTI plan features for equity awards provided to the NEOs and other executives as part of their competitive compensation in 2025. Effective for 2026 LTI awards, the HR&CC approved an adjustment to LTI vehicle weightings to ensure continued alignment with peers, Suncor’s strategy and compensation philosophy.
	Performance Share Units (PSUs)		Restricted Share Units (RSUs)	Stock Options
	Market Performance Share Units (PSUs)	Climate Performance Share Units (CPSUs)
2025 Weighting	45%	5%	25%	25%

2026 Weighting	50%	5%	25%	20%

Term	Three years		Three years	Seven years

Description	Share units with a value that mirrors common shares and a performance condition that determines the vesting level (between 0% and 200% of grant)		Share units with a value equivalent to common shares	Options to acquire common shares

Frequency	Granted annually		Granted annually	Granted annually

Performance Condition	TSR performance relative to peers, weighted 70% ROCE performance against budget, weighted 30%	Progress towards and achievement of Suncor’s climate-related initiatives	n/a	Value is only realized when the common share price exceeds the exercise price

Vesting	After a three-year performance period Vesting level is subject to performance condition achievement and HR&CC approval		After a three-year vesting period, unless awards are to replace forfeited compensation, in which case the vesting schedule may vary	1∕3 vest annually starting on January 1 of the year following the grant

Payout	Paid out in cash following the end of the three-year performance period based on PSUs held, vesting level and market value of a common share		Paid out in cash following the end of the three-year vesting period	On exercise, acquire common shares at the price determined at the time of grant
Market Performance Share Units
Market PSUs are granted annually, vesting at the end of the third year with a performance multiplier between 0% and 200% contingent upon Suncor’s performance over a three-year period. PSUs provide for notional dividend re-investment.
Management Proxy Circular 2026   Suncor Energy Inc.   32

Executive Compensation
Details on the 2025 grant of Market PSUs
Metrics	Description	Weight
Relative TSR	Suncor’s TSR is ranked against the performance peer group of 11 companies. Canadian firms are triple-weighted for an approximate 50% performance weighting each on Canadian and U.S. firms. Vesting levels range from 0% to 200% based on percentile rank, with linear interpolation.	70%

Return on Capital Employed	ROCE is assessed against threshold, target and maximum performance levels. Targets are reviewed and approved annually by the HR&CC.	30%
Performance Peer Group: Relative TSR
Peer companies are selected based on size (revenue and enterprise value), industry scope, common peer usage, and share price dynamics. Criteria are reviewed periodically and approved by the HR&CC. Performance peers are reassessed annually for new grants.
To strengthen Suncor’s position as Canada’s leading energy provider, the HR&CC triple-weighted Canadian peers, resulting in a peer group of 17 companies – approximately 50% of which are Canadian.
Canada (triple-weighted)
Canadian Natural Resources Limited (CNQ)	Cenovus Energy Inc. (CVE)	Imperial Oil Limited (IMO)

U.S.
APA Corporation (APA)	EOG Resources Inc. (EOG)	Ovintiv Inc. (OVV)

ConocoPhillips (COP)	Marathon Petroleum Corporation (MPC)	Phillips 66 (PSX)

Devon Energy Corporation (DVN)	Occidental Petroleum Corporation (OXY)
Climate Performance Share Units (CPSU)
CPSUs are granted under the PSU Plan to visibly align executive compensation with Suncor’s climate objectives. Awards may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. CPSUs provide for notional dividend re-investment.
The 2025 CPSU awards will be focused on GHG emissions and intensity reduction in line with our commitment to decarbonize our base business.
2025 Long-Term Incentive (LTI) Awards
The table below displays the 2025 equity award of stock options, RSUs and PSUs and the value at grant in March 2025 or on the date of hire or promotion, if later, for each of the NEOs. The equity awards considered: the market target value for equity awards for similar roles at the median of the Suncor Compensation Peers; size and scope of the role in comparison to peers; and the previous year’s equity award received by each NEO under the stock option plan (SOP), the PSU Plan and the RSU Plan.
33   Management Proxy Circular 2026   Suncor Energy Inc.

For further details on each NEO’s 2025 equity award and total compensation for 2025, refer to the “Summary Compensation Table.”
	Number of Awards Granted for 2025			2025 Annual Award Value(1) ($)			Total Annual Award Value
Name	Stock Options	PSU	RSU	Stock Option	PSU	RSU
R. M. KRUGER	199 528	89 476	44 738	2 531 259	5 062 552	2 531 276	10 125 087

T. W. LITTLE	23 732	10 507	5 254	300 006	600 118	300 090	1 200 214

D. J. OLDREIVE	53 208	23 862	11 931	675 009	1 350 112	675 056	2 700 177

S. A. POWELL	47 352	21 144	10 572	600 009	1 200 082	600 041	2 400 132

P. D. ZEBEDEE	63 061	28 279	14 140	800 007	1 600 026	800 041	3 200 074

K. P. SMITH	70 944	31 815	15 907	900 012	1 800 093	900 018	3 600 123

(1)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with accounting valuation. For additional details please refer to the “Summary Compensation Table.”

2025 Total Direct Compensation
Mr. Kruger did not receive an increase in base salary in 2025, his salary remained at $1,350,000. The AIP award of $3,908,250 represents 193% of his target opportunity and is based on Suncor’s performance. Mr. Kruger’s long-term incentive grant value was $10,125,087, in the form of stock options, PSUs and RSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor’s future share price and TSR performance relative to Suncor’s peers. Mr. Kruger’s 2025 compensation is within a reasonable range around the median of our North American peer group when converting US-dollar pay at par and at recent market exchange rates.
In 2023, at the time Mr. Kruger was hired, the value of deferred compensation that Mr. Kruger forfeited by joining Suncor was replaced with Suncor RSUs that vest over one-, two- and three-years. The total value of these “make whole” awards of $23.1 million was a direct replacement of the value that Mr. Kruger would have received if he had remained retired. These awards ensured a responsibly competitive compensation opportunity tailored to the specific circumstances required to successfully recruit Mr. Kruger to lead Suncor. The value he realizes will depend on Suncor’s share price when these awards vest and the value of accrued dividends. Additionally, an award of $2.3 million worth of DSUs was provided in lieu of any form of pension or savings plan contributions. These DSUs can only be redeemed after he retires from Suncor.

(1)
Mr. Kruger’s 2025 total direct compensation is comprised of his actual base salary paid in 2025, his actual annual incentive for 2025 (paid in 2026) and his actual 2025 LTI grant.

(2)
Mr. Kruger’s 2024 total direct compensation is comprised of his actual base salary paid in 2024, annual incentive for 2024 performance (paid in 2025), and 2024 annual LTI grant.

Management Proxy Circular 2026   Suncor Energy Inc.   34

Executive Compensation
Executive Compensation Alignment with Shareholder Value
In an industry subject to commodity price cycles, Suncor continues to focus on long-term value growth and returns for shareholders. The following performance graph shows Suncor’s cumulative TSR for the past five years against equity market benchmarks as well as total direct compensation pay opportunity of the NEOs. The total direct compensation of the NEOs has been generally consistent with TSR, as a substantial portion of NEO total direct compensation is linked to Suncor’s share price and therefore is aligned with the interests of shareholders.
Performance Graph(1)
(1)
The graph reflects the total cumulative return as at December 31 of each year, assuming the reinvestment of all dividends, of  $100 invested on December 31, 2020 in each of common shares, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index. The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

Realizable Pay – Total Direct Compensation in millions ($)(1)(2)(3)
(1)
The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the 5-Year Average, an average of the pay opportunity reported for 2021 to 2025. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor’s management proxy circulars for the particular year reported.

(2)
The Realizable Pay bars in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the 5-Year Average, an average of the realizable pay reported for 2021 to 2025. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2025; (ii) the “in-the-money” value (as at December 31, 2025) of options that were granted in that particular year and that had not been exercised as at December 31, 2025; (iii) value attributed to RSUs and PSUs that were granted in that particular year and that had vested as at December 31, 2025; and (iv) value (as at December 31, 2025) attributed to RSUs and PSUs, which assumes a 100% performance factor in the case of PSUs, that were granted in that particular year and that have not vested as at December 31, 2025.

(3)
Mr. Smith and Ms. Powell are represented in all years. Messrs. Little and Zebedee, who began with Suncor in 2022, are represented in 2022, 2023, 2024, and 2025. Messrs. Kruger and Oldreive, who began with Suncor in 2023, are included in 2023, 2024, and 2025 only.

35   Management Proxy Circular 2026   Suncor Energy Inc.

Pay Alignment to Total Shareholder Return. In reviewing alignment of our pay programs with performance we look at two different perspectives: pay opportunity (as reported annually in the Summary Compensation Table) and realizable pay (pay opportunity, but with equity award values capturing common share prices as at December 31, 2025).
The following charts demonstrate the alignment between Suncor’s CEO pay and TSR over the past three years for pay opportunity and realizable pay relative to the chief executive officers of the Suncor Compensation Peers.
Suncor is positioned below the zone of alignment, as 3-year CEO pay opportunity is below the company’s TSR (specifically, at the 47th percentile for pay opportunity and the 87th percentile for TSR). When considering realizable pay, Suncor is positioned within the zone of alignment (specifically, at the 73rd percentile for realizable pay and the 87th percentile for TSR). This demonstrates the effectiveness of the pay for performance design of Suncor’s executive compensation programs.
Pay Opportunity	Realizable Pay

Management Proxy Circular 2026   Suncor Energy Inc.   36

Executive Compensation
Compensation Disclosure of Named Executive Officers
Summary Compensation Table. The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2025, 2024 and 2023.
Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-equity incentive plan compensation ($)		Pension Value(4) ($)	All other Compensation(5) ($)	Total Compensation ($)
					Annual(3)	Long-Term
R. M. KRUGER(6) President & Chief Executive Officer	2025	1 350 000	7 593 828(7)	2 531 259	3 908 250	—	N/A	69 725	15 453 062
	2024	1 294 615	7 200 079(7)	2 400 012	3 242 468	—	N/A	62 197	14 199 371

	2023	970 000	31 999 752(7)	2 193 752	1 633 000	—	N/A	50 231	36 846 735
T. W. LITTLE Chief Financial Officer	2025	393 077	900 208	300 006	578 683	—	183 870	35 461	2 391 305
	2024	321 054	450 150	150 014	258 665	—	86 030	25 600	1 291 513

	2023	315 008	456 349	118 756	192 000	—	51 290	8 550	1 141 953
D. J. OLDREIVE(8) Executive Vice President, Downstream	2025	660 769	2 025 168(9)	675 009	1 085 629	—	154 170	75 553	4 676 298
	2024	614 885	1 875 105(9)	625 004	970 143	—	32 490	48 072	4 165 699

	2023	320 769	6 250 147(9)	550 003	369 000	—	16 039	13 633	7 519 591
S. A. POWELL SVP, Operational Improvement & Support Services	2025	588 798	1 800 123	600 009	856 355	—	1 044 000	21 227	4 910 512
	2024	546 807	1 575 083	525 002	760 823	—	649 100	22 745	4 079 560

	2023	512 212	1 575 116	525 018	512 000	—	916 300	22 333	4 062 979
P. D. ZEBEDEE Executive Vice President, Oil Sands	2025	677 346	2 400 067	800 007	1 112 987	—	641 200	24 917	5 656 524
	2024	629 365	2 175 128	725 006	992 966	—	606 800	25 147	5 154 412

	2023	608 385	2 100 048	700 007	649 000	—	444 300	22 492	4 524 232
K. P. SMITH Executive Advisor	2025	885 000	2 700 111	900 012	1 708 050	—	(155 100)	1 026 652	7 064 725
	2024	848 308	2 700 064	900 006	1 573 880	—	105 300	26 118	6 153 676

	2023	816 096	4 500 083(10)	1 500 003(10)	1 147 000	—	1 906 500	31 597	9 901 279

(1)
For share-based awards, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. The grant price was calculated as the average of the high and low common share prices on the TSX on the five trading days preceding the grant date. DSUs received because of a voluntary election to defer AIP awards that would otherwise have been paid in cash are included under non-equity incentive plan compensation. For the grant prices of share-based awards granted to the NEOs, see Schedule B.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with the accounting valuation. For option-based awards granted through our compensation cycle, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value. The fair value of 2025 option awards granted was $12.52. The fair value was calculated using the following assumptions: common share weighted average price of  $56.58, expected life of 4.4 years, volatility of 35%, risk free rate of 2.7% and dividend yield of 4.1%. In May 2023, Mr. Kruger’s on hire option grant was valued at $10.28 per option. In August 2023, Mr. Oldreive’s on hire option grant was valued at $12.65 per option. For information on the 2024 and 2023 options, refer to the Summary Compensation Table in Suncor’s 2025 and 2024 management proxy circulars, respectively.

(3)
Consists solely of awards earned under Suncor’s AIP. Awards earned and included under the AIP for 2025 performance were paid in 2026. Similarly, awards earned and included for 2024 and 2023 were paid in the year following the year in which they were earned.

(4)
The Pension Value reflects the compensatory change, increase (decrease), in the pension obligation as disclosed in the tables under the “Defined Benefit Plans” and the “Defined Contribution Plans” sections on pages 40 and 41, respectively.

(5)
For all NEOs, excluding the CEO, All Other Compensation for 2025 includes actual costs incurred by Suncor related to company contributions as part of the Suncor savings plans including the company savings match program. It was mutually agreed that Mr. Smith would retire from his position as Chief Financial Officer on December 31, 2025. It was determined that Mr. Smith would end his employment with Suncor and received a payment of  $1 million, which was less than the amount that would have been payable under the termination provisions of Mr. Smith’s executive employment agreement. No additional severance, equity acceleration, pension enhancements, or post-retirement consulting arrangements were provided beyond the regular retirement provisions. Each of the active NEOs, excluding Mr. Kruger, receives an annual perquisite allowance in the amount of  $30,000. The aggregate amounts of annual perquisites and other personal benefits did not exceed the lesser of  $50,000 or 10% of the total annual salary for each NEO, other than Mr. Kruger, and are not included in the All Other Compensation value. Mr. Kruger receives an annual perquisite allowance of  $35,000, and the pro-rated amount for 2023 of  $26,250 is included in All Other Compensation. In addition to his perquisites in 2025, Mr. Kruger incurred family and personal travel expenses, for company jet use, valued at $23,239, which is reported as a perquisite under All Other Compensation.

(6)
Mr. Kruger was hired effective April 3, 2023. His 2023 salary and annual incentive are prorated to reflect his start date.

(7)
Mr. Kruger’s on hire compensation included an annual grant of  $8,775,080, of which 75% or $6,581,320 is included in Share-Based Awards and the balance reflected under Option-Based Awards. In addition, he was awarded $23,107,667 in RSUs as a direct replacement of the outstanding compensation from a previous employer forfeited as a result of coming out of retirement to lead Suncor. The final component of 2023 Share-Based

37   Management Proxy Circular 2026   Suncor Energy Inc.

Awards is $2,310,758 in DSUs in lieu of participating in any Suncor pension or savings program for his tenure with the company. The DSUs cannot be redeemed until Mr. Kruger ceases employment with Suncor.
(8)
Mr. Oldreive was hired effective June 19, 2023. His 2023 salary and annual incentive are prorated to reflect his start date.

(9)
Mr. Oldreive’s on hire compensation included an annual grant of  $2,200,071, of which 75% or $1,650,068 is included in Share-Based Awards and the balance reflected under Option-Based Awards. In addition, he was awarded $1,400,066 in RSUs to replace the value of his outstanding equity from a previous employer that was forfeited and $3,200,012 in DSUs to offset lost pension value, based on third party actuarial advice. The DSUs cannot be redeemed until Mr. Oldreive ceases employment with Suncor.

(10)
Mr. Smith’s 2023 long-term incentive award considered, among other things, his service as Interim CEO for three months, an expanded scope of accountabilities including IT and supply chain functions within the CFO portfolio, and the effective transfer of institutional knowledge from 23 years with Suncor.

Share-Based Awards and Option-Based Awards. The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2025. For further details, including the exercise price and expiration date of each option-based award held by the NEOs as at December 31, 2025, see Schedule B.
	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised “in-the-money” options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)
R. M. KRUGER	596 837	8 327 767	521 329	31 759 368(5)	30 666 294(5)

T. W. LITTLE	35 132	241 500	26 634	1 622 563	919 580

D. J. OLDREIVE	130 668	1 464 588	81 857	4 986 752(6)	9 484 777(6)

S. A. POWELL	239 845	4 380 988	70 440	4 291 199	3 424 281

P. D. ZEBEDEE	117 829	1 106 966	95 891	5 841 698	6 178 532

K. P. SMITH	667 831	14 556 005	113 893	6 938 389	11 542 308

(1)
Value of options is based on the “in-the-money” amount of the exercisable and non-exercisable options held as at December 31, 2025. The “in-the- money” amount is the difference between the closing price of a common share on the TSX as at December 31, 2025 ($60.92) and the exercise price of the option.

(2)
Includes RSUs granted under the RSU Plan and PSUs granted under the PSU Plan that were held by the NEOs as at December 31, 2025. Excludes PSUs and RSUs granted in 2023 that vested December 31, 2025.

(3)
Value of RSUs and PSUs is calculated based on the actual units, including fractional units, multiplied by the closing price of a common share on the TSX as at December 31, 2025 ($60.92). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See “Summary of Incentive Plans – Performance Share Unit Plan” for details.

(4)
Share-based awards include DSUs granted under the DSU Plan that were held by the NEOs as at December 31, 2025. DSUs cannot be redeemed until the NEO ceases to be an employee of Suncor. Value of DSUs is calculated based on the closing price of a common share on the TSX as at December 31, 2025 ($60.92). This amount also includes PSUs issued in 2023 under the PSU Plan that vested on December 31, 2025 and paid out in February 2026. This amount also includes RSUs issued in 2023 under the RSU Plan that vested on December 31, 2025 and paid out in January 2026. The value of these PSUs and RSUs is based on actual payout.

(5)
Mr. Kruger’s on hire compensation included “make whole” RSUs to replace his lost equity valued on his date of hire and DSUs in lieu of participating in any Suncor pension or savings program. The DSUs cannot be redeemed until Mr. Kruger ceases employment with Suncor.

(6)
Mr. Oldreive’s on hire compensation included “make whole” RSUs to replace his lost equity valued on his date of hire and DSUs to offset lost pension value, based on third party actuarial advice. The DSUs cannot be redeemed until Mr. Oldreive ceases employment with Suncor.

Management Proxy Circular 2026   Suncor Energy Inc.   38

Executive Compensation
Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based awards on the vesting date, the value of share-based awards that vested during the year ended December 31, 2025, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2025, for the NEOs.
Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(3) ($)
R. M. KRUGER	1 111 423	26 823 260	3 908 250

T. W. LITTLE	44 261	919 580	578 683

D. J. OLDREIVE	252 139	4 551 159	1 085 629

S. A. POWELL	373 338	3 424 281	856 355

P. D. ZEBEDEE	236 600	5 572 685	1 112 987

K. P. SMITH	757 920	9 813 660	1 708 050

(1)
One-third of each of the options that were granted under the SOP in 2022, 2023 and 2024 vested in 2025.

(2)
This amount includes PSUs and RSUs issued in 2023 that vested on December 31, 2025 and paid out in the first quarter of 2026. Values reflected are based on actual payout.

(3)
Refers to annual incentive payouts made under the AIP delivered in February 2026 for recognition of performance in 2025.

Option Exercises – Value Realized During the Year. The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2025 for the NEOs.
Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)
R. M. KRUGER	—	—

T. W. LITTLE	17 792	245 916

D. J. OLDREIVE	14 084	213 850

S. A. POWELL	64 300	1 012 549

P. D. ZEBEDEE	97 344	1 362 571

K. P. SMITH	212 600	3 566 438

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the common shares on the TSX at time of exercise.

Suncor Retirement Arrangements.  The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including NEOs but excluding Mr. Kruger. Retirement income is based on a defined contribution account balance, or depending upon the employee’s eligibility and election, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Ms. Powell and Messrs. Little, Oldreive, Smith and Zebedee participate in the combination provision of the plan.
In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers receive supplemental retirement payments under the terms of the executive pension plans: the SERP or the Supplemental Bonus Pension Plan (SBPP). These are non-registered supplemental retirement arrangements. The SERP was closed to new entrants effective September 1, 2023. Three members of Suncor senior executive management were participants in the SERP as at December 31, 2025. Executive officers not eligible for the SERP participate in the SBPP which mirrors the registered pension plan provisions but provides for additional pension benefits based on the executive’s annual incentive target bonus.
The SBPP is designed to support executive attraction and retention. Entry into the SBPP commences at the date of appointment to executive employment. The defined benefit is calculated using credited service from date of entry into the combination provision of the plan and the annualized amount of average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Defined benefit payments for retirement prior to age 60 will be reduced by 5%/year the executive retires before age 60, with no reduction applied for retirement after age 60. The normal form of payment on
39   Management Proxy Circular 2026   Suncor Energy Inc.

retirement, and the basis on which benefits in the table under “Defined Benefit Plans” are computed is, for married executives, joint and survivor, with 50% to the non-member surviving spouse; and for single executives, for life, with ten years guaranteed.
SERP is a career-based pension that features an up-front accrual. This benefit is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive’s total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of 1.8 times base salary (base salary plus annual incentive target bonus of up to 80% of base salary).
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. SERP members with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.
Trust arrangements have been established to provide for the long-term funding of Suncor’s non-U.S. taxpayer SERP and SBPP defined benefit obligations.
Defined Benefit Plans. The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor’s pension arrangements.
		Annual Benefits Payable(2) as at,		Defined Benefit Obligations at January 1, 2025(3) ($)	Compensatory Change(4) ($)	Non Compensatory Change(5) ($)	Defined Benefit Obligations at December 31, 2025(3) ($)
Name	Number of Years of Credited Service(1)	Dec 31, 2025 ($)	Age 65 ($)
R. M. KRUGER	N/A	N/A	N/A	N/A	N/A	N/A	N/A

T. W. LITTLE	3	15 371	75 788	138 800	172 400	(4 300)	306 900

D. J. OLDREIVE	1	11 834	146 285	—	142 700	6 000	148 700

S. A. POWELL	31	438 535	600 983	5 674 247	1 032 530	(108 865)	6 597 913

P. D. ZEBEDEE	4	210 559	602 730	1 706 644	629 730	164 756	2 501 130

K. P. SMITH	25	596 037	N/A	10 177 683	(166 570)	(12 508)	9 998 605

(1)
Credited service is service within Suncor’s defined benefit pension provisions. For Mr. Smith, credited service reflects executive employment of 14 years plus 11 years of service accrued under the Suncor Energy Pension Plan defined benefit provisions prior to becoming eligible for SERP. Mr. Smith retired effective December 31, 2025. For Ms. Powell, credited service reflects executive employment of 4 years plus 27 years of service accrued under the Suncor Energy Pension Plan defined benefit provisions prior to becoming eligible for SERP. Messrs. Little and Oldreive joined the defined benefit provisions after initial participation in the defined contribution provisions of the Suncor Energy Pension Plan.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits and before any applicable early retirement reduction that would be received by the NEO based on actual pensionable service to the stated date and actual executive remuneration as at December 31, 2025.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 22 in Suncor’s audited consolidated financial statements for the year ended December 31, 2025. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2025 related to the annual service cost, compensation changes, including target bonus, higher or lower economic and actuarial assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Non compensatory change includes items such as, but not limited to, interest on the obligation, changes in assumptions for future salary projections and changes to the discount rate.

Management Proxy Circular 2026   Suncor Energy Inc.   40

Executive Compensation
Defined Contribution Plans. Under the combination provision of the Suncor Energy Pension Plan, applicable to Ms. Powell and Messrs. Little, Oldreive, Smith and Zebedee, Suncor makes contributions to the defined contribution accounts for all employees of 1.5% of basic earnings, plus up to an additional 3% of basic earnings on a 100% matching basis. All contributions to the defined contribution accounts are subject to maximum levels. Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan. An employee’s investment return is based upon the market returns earned by each fund in which the employee has chosen to invest their contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the corporation may purchase an annuity on behalf of the employee.
The following table summarizes the defined contribution accounts of each of the NEOs.
Name	Accumulated value as at January 1, 2025 ($)	Compensatory ($)	Accumulated value as at December 31, 2025 ($)
R. M. KRUGER	N/A	N/A	N/A

T. W. LITTLE	26 906	11 470	49 058

D. J. OLDREIVE	55 547	11 470	80 628

S. A. POWELL	502 056	11 470	572 236

P. D. ZEBEDEE	53 256	11 470	73 151

K. P. SMITH	425 903	11 470	511 416
41   Management Proxy Circular 2026   Suncor Energy Inc.

Termination Agreements and Change of Control Arrangements
Termination Agreements
Suncor has employment termination agreements with each of the NEOs currently employed by the corporation.
Termination Events. The NEOs may be entitled to incremental and/or accelerated compensation as a result of four triggering events:
A)
Voluntary Retirement. Potential benefits relate to accelerated vesting of stock options, in accordance with the terms and conditions of the SOP applicable to all participants.

B)
Termination by Suncor, other than for just cause.

C)
Termination by Suncor, other than for just cause, in connection with a change of control.

D)
Voluntary termination in connection with a change of control. The only potential benefit is vesting in the SERP.

A) Retirement. Mr. Kruger is eligible to voluntarily retire as of December 31, 2025. None of the other NEOs employed by the corporation were eligible to voluntarily retire as of December 31, 2025. Upon retirement, in accordance with the terms and conditions of the SOP, all unvested stock options vest and the expiry date is the earlier of the original expiry date and three years following retirement. Under certain conditions, awards may be pro-rated if the retiree is less than 60 years old.
B) Termination without cause. All NEOs are entitled to payments equal to their base salary plus the value of the Annual Incentive Plan over the 24-month notice period. The Annual Incentive value is the lesser of the prior 3-year average annual amount and the current target award.
Mr. Kruger is treated as a retiree under the SOP, the PSU Plan, and the RSU Plan. See above.
Termination agreements with other NEOs provide for a payment equal to the in-the-money value of all unvested stock options that would have vested during the 24-month notice period. Termination agreements pro-rate outstanding PSUs and RSUs for active service during the 36-month performance period or restricted period. PSUs and RSUs continue to vest and mature on the original schedule, and all performance conditions continue to apply.
Participants in the SERP (Ms. Powell and Mr. Zebedee) and SBPP defined benefit participants (Messrs. Little and Oldreive) receive credit for an additional 24 months of executive defined benefit service.
C) Change of Control + Termination. All NEOs are entitled to payments equal to their base salary plus the value of the Annual Incentive Plan over the 24-month notice period. The Annual Incentive value is the lesser of the prior 3-year average annual amount and the current target award.
For Mr. Kruger, the provisions of the SOP, the PSU Plan, and the RSU Plan apply. Accordingly, on the termination date all unvested options vest, all outstanding RSUs mature, and all unvested PSUs vest. Payments for PSUs and RSUs are determined in accordance with plan provisions. Performance for PSUs is determined up to the termination date.
Termination agreements with the other NEOs override plan provisions for PSUs and RSUs. Stock options are treated in accordance with provisions of the SOP. Treatment of PSUs and RSUs is the same as termination event B (termination without cause). See above.
Participants in the SERP (Ms. Powell and Mr. Zebedee) receive credit for an additional 24 months of service and are immediately vested, if not already vested. SBPP defined benefit participants (Messrs. Little and Oldreive) receive credit for an additional 24 months of executive defined benefit service.
Management Proxy Circular 2026   Suncor Energy Inc.   42

Executive Compensation
D) Change of Control + Resignation. The only potential benefit is immediate vesting in the SERP. No additional service is provided, and no other payments or benefits are accelerated nor are performance conditions waived. As of his retirement effective December 31, 2025, Mr. Smith was already vested in the SERP. Mr. Zebedee and Ms. Powell would immediately vest.
Governance of Termination Agreements. The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor’s senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC’s review of governance trends and market practices, amendments may be made to agreement terms for new participants.
In addition to setting out the rights of Suncor and the executive upon termination, each termination agreement contains non-solicitation, non-competition, and confidentiality provisions.
Double Trigger Change of Control. Termination agreements with all NEOs are “double trigger”, meaning that they provide for payments only upon involuntary termination or constructive dismissal of the executive following a change of control. Change of control is generally defined as a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.
Termination and Change of Control Benefits
The table below shows the incremental amounts to which the NEOs (other than Mr. Smith) would be entitled under the circumstance of a Termination Event and/or change of control on December 31, 2025.
Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive ($)	Pension(3) ($)	Total Payout ($)(9)
R. M. KRUGER

Retirement(4)	—	—	4 281 956	—	4 281 956

Termination (Without Cause)(4)	2 700 000	4 050 000	4 281 956	—	11 031 956

Change of Control + Termination(5)	2 700 000	4 050 000	43 665 838	—	50 415 838
T. W. LITTLE

Termination (Without Cause)(6)	1 000 000	327 110	180 467	128 168	1 635 745

Change of Control + Termination(7)	1 000 000	327 110	237 285	128 168	1 692 563
D. J. OLDREIVE

Termination (Without Cause)(6)	1 330 000	1 130 500	793 276	132 967	3 386 743

Change of Control + Termination(7)	1 330 000	1 130 500	960 397	132 967	3 553 864
S. A. POWELL

Termination (Without Cause)(6)	1 250 000	937 500	663 684	2 819 915	5 671 099

Change of Control + Termination(7)	1 250 000	937 500	806 604	2 819 915	5 814 019

Change of Control + Resignation(8)	—	—	—	961 317	961 317
P. D. ZEBEDEE

Termination (Without Cause)(6)	1 364 000	1 159 400	909 249	3 290 290	6 722 939

Change of Control + Termination(7)	1 364 000	1 159 400	1 106 966	3 290 290	6 920 656

Change of Control + Resignation(8)	—	—	—	1 514 499	1 514 499

(1)
For all the NEOs, for termination with cause or voluntary resignation, no incremental value will be realized. Except for Mr. Kruger, none of the NEOs were eligible to voluntarily retire as of December 31, 2025. NEOs do not receive change of control payments upon a change of control except when accompanied by involuntary termination or constructive dismissal.

(2)
Short-Term Incentives include incremental annual bonus entitlement.

(3)
Mr. Kruger is not eligible to participate in any Suncor pension plan. Ms. Powell and Messrs. Little, Oldreive and Zebedee would be granted an additional two years of executive defined benefit pension service in respect of the notice period under the terms of their termination agreements in the event of termination (without cause), whether in connection with a change of control or not. In addition, in connection with a change of control with termination or resignation, Ms. Powell and Mr. Zebedee, would be immediately vested under the SERP.

(4)
If Mr. Kruger’s employment had been terminated without cause on December 31, 2025, he would be deemed a retiree under the provisions of the SOP, the PSU Plan and the RSU Plan in accordance with his employment agreement. As such, he would retain rights to PSUs and RSUs, and all stock

43   Management Proxy Circular 2026   Suncor Energy Inc.

options would immediately vest. Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards that vest upon termination, calculated as the difference between the closing price of a common share on the TSX as at December 31, 2025 ($60.92) and the exercise price of the option.
(5)
Assumes involuntary termination without cause upon change of control. All stock options, PSUs, and RSUs would vest upon termination in accordance with the terms and conditions applicable to all employees that receive such awards.

(6)
Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards that would have vested during the 24-month notice period, calculated as the difference between the high-low average price of a common share on the TSX for the five days preceding December 31, 2025 ($59.82) and the exercise price of the option.

(7)
Assumes involuntary termination without cause upon change of control. Long-Term Incentive includes the incremental value of all “in-the-money” unvested option-based awards, calculated as the difference between the closing price of a common share on the TSX as at December 31, 2025 ($60.92) and the exercise price of the option. All stock options would vest upon termination in accordance with the terms and conditions applicable to all employees that receive such awards.

(8)
In the event of resignation upon change of control, immediate vesting in the SERP is the only benefit; there are no further incremental pension benefits payable under this scenario.

(9)
Mr. Smith served as Chief Financial Officer from May 9, 2023 until November 1, 2025. Thereafter, he served as Executive Advisor until his formal retirement on December 31, 2025, and therefore has been excluded from the table above. See “Compensation Disclosure of Named Executive Officers” for a description of the payments Mr. Smith received in connection with his retirement.

Indebtedness of Directors, Executive Officers and Senior Officers
No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2025, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.
Summary of Incentive Plans
The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2025.
	Column A		Column B	Column C
Plan Category	Number of securities to be issued upon exercise of outstanding options	Percentage of issued and outstanding	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)	Percentage of issued and outstanding
Equity compensation plans approved by security holders	4 753 685	0.40%	44.23	25 312 058	2.12%
Total	4 753 685	0.40%	44.23	25 312 058	2.12%
The numbers shown beside “Equity compensation plans approved by security holders” refer to options granted under the SOP. In 2025, there were 4,560,383 options exercised pursuant to Suncor’s SOP.
Suncor Energy Stock Option Plan. The SOP provides for the grant of stock options to purchase common shares, as well as the grant of stock appreciation rights (SARs) to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings. Non-employee directors are not eligible for stock option awards or SARs under the SOP. The maximum number of common shares currently issuable pursuant to the SOP is 30,065,743 common shares (or 2.52% of the total issued and outstanding common shares on December 31, 2025). Stock options and SARs granted under the SOP may only be exercised during the lifetime of the participant, by such participant and are not assignable.
Options entitle the holder to purchase common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a common share on exercise and the Market Value of a common share on the date of grant. The options and SARs generally have a term of seven years with a vesting schedule of one third per year over three years. “Market Value” means the simple average of the daily high and low prices at which common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.
Suncor does not grant SARs or tandem SARs to Canadian employees.
Performance Share Unit Plan. PSUs form a minimum of 50% of the equity component of total direct compensation for executives. Suncor uses two types of PSUs that are awarded under the PSU plan: Market PSUs and CPSUs.
Management Proxy Circular 2026   Suncor Energy Inc.   44

Summary of Incentive Plans
Market Performance Share Units. A PSU award may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. PSUs provide for notional dividend re-investment.
The selection of peer group companies for a PSU grant is based on a number of criteria including size (revenue and enterprise value), industry and business scope (integrated and exploration and production companies), oil weighting, peers of peers (the companies most often used as peer companies) and stock behavior and volatility. The selection criteria are reviewed periodically and approved by the HR&CC. The PSU peer group is reviewed annually for new grants, adjusted as appropriate and approved by the HR&CC. Of note, Chevron acquired Hess Corporation as of July 18, 2025.
To reinforce Suncor’s vision of being Canada’s leading energy provider and globally competitive, the HR&CC increased the financial impact of the Canadian peers by counting them three times, effectively creating a peer group of 17 companies, with Canadian competitors making up approximately 50% of the total performance peer group.
Vesting of PSU awards is determined based on Suncor’s TSR relative to peer companies (70% of the vesting level) and Suncor’s ROCE performance relative to targets (30% of the vesting level). Suncor uses a percentile rank approach to determine the relative TSR vesting level.
Performance Factor (% of PSUs vesting)	Company TSR Percentile Rank vs. Peers
200%	75th percentile and above

Linear interpolation between 50th and 75th percentiles

100%	50th percentile

Linear interpolation between 25th and 50th percentiles

50%	25th Percentile

0%	Below 25th percentile
The HR&CC annually establishes five levels of ROCE performance that correspond to performance factors of 0%, 50%, 100%, 150%, and 200%. Interpolation is used when ROCE performance falls between established levels.
The HR&CC annually reviews the ROCE target and performance range considering updated economic forecasts and actual results through the first quarter of the year. Following this review, the HR&CC made no adjustments to targets for 2025.
Following a robust process, at the end of the three-year PSU grant performance period, TSR is measured and company percentile ranking and ROCE performance determine a performance factor and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a common share, as calculated under the PSU Plan provisions.
In the past 10 years, 30% of PSU grant vesting levels have been below target and 70% have been at or above target based on performance results. The HR&CC did not exercise discretion in determining PSU payouts for the 2025 award.
Climate Performance Share Units (CPSU). A CPSU is granted under the PSU Plan to visibly align executive compensation with Suncor’s climate objectives. Awards may pay out based on a vesting level between 0% and 200% contingent upon Suncor’s performance over a three-year period. CPSUs provide for notional dividend re-investment.
First awarded in 2022, the CPSU program for Suncor’s executives will continue as part of their compensation package in 2026. The issuance of CPSUs for each year of the program adjust the metrics in these categories to align with the targeted business activity over the duration of the vesting period. The 2026 CPSU awards will be focused on GHG emissions and intensity reduction in line with our commitment to decarbonize our base business.
Restricted Share Unit Plan. RSUs are granted to employees as part of their competitive compensation at Suncor. As RSU value is tied directly to Suncor’s share price and dividends, RSUs serve to further align participants with shareholder interests.
Each RSU is a right to a cash payment, equivalent in value to one common share based on the value of Suncor’s average common share price for the last 60 trading days up to and including maturity. Grants under the RSU Plan are administered by the HR&CC or its delegate. The RSU Plan provides for notional dividend reinvestment.
Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under the SOP was 2.52% at December 31, 2025. Suncor has no other equity compensation plans involving newly issued securities.
Burn Rate. In 2025 there were 1,231,427 stock options granted under the SOP which resulted in a burn rate of 0.10%. In 2024, there were 1,194,582 stock options granted under the SOP which resulted in a burn rate of 0.09%. In 2023, there were 1,610,164 stock options granted under the SOP which resulted in a burn rate of 0.12%.
45   Management Proxy Circular 2026   Suncor Energy Inc.

Additional Terms of Equity Compensation Plans.
Issuance of Shares under Plans
• No one person or company is entitled to receive more than 5% of the issued and outstanding common shares pursuant to all equity-based compensation arrangements.

•
The aggregate number of common shares which may be reserved for issuance under the SOP and all other security- based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders (as defined in the TSX Company Manual) of Suncor in an amount exceeding 10% of Suncor’s total issued and outstanding securities.

Amendment

•
The SOP contains an amendment provision providing that the Board may amend, suspend or terminate the SOP as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval including: (a) an increase in the number of securities reserved under the SOP; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the SOP to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendments to the amendment provision.

Impact of Change of Control, Reorganization or Other Events Affecting the Corporation

•
Suncor’s equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder’s options will not vest upon or in connection with a change of control unless their employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder’s termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

Termination of Employment

•
Pursuant to the SOP, in the event of an employee’s involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately, and vested options expire no later than three months from such termination. In the event of the holder’s death, all options become exercisable by the holder’s estate and shall expire no later than 12 months after the date of death. In the event of the holder’s retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder’s options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder’s options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder’s options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

Management Proxy Circular 2026   Suncor Energy Inc.   46

Corporate Governance
Claw Back Policy
The Board approved the adoption of a claw back policy for Suncor in 2012. The policy was updated in 2023 to comply with the recently adopted requirements of Rule 10D-1 under the Exchange Act and related rules of the NYSE. Under the claw back policy, if Suncor restates its financial results due to its material non-compliance with financial reporting requirements under applicable securities laws, it must recover, from any current or former executive officers, certain incentive-based compensation that was received by such executive officers during the three years preceding the date that such restatement was determined to be required. The recoverable amount would be the amount of incentive-based compensation received in excess of the amount that would otherwise have been received had it been determined based on the restated financial measure.
Directors’ and Officers’ Insurance
Policies purchased by Suncor provide insurance for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible and a US$200 million limit applies. In 2024, Suncor paid premiums of approximately US$1.6 million for directors’ and officers’ insurance for the 12-month period ending July 1, 2025. In 2025, Suncor paid premiums of approximately US$1.5 million for directors’ and officers’ insurance for the 12-month period ending July 1, 2026.
Advance Notice By-law
Suncor’s Amended and Restated By-Law No. 2, A By-Law Relating to Advance Notice of Nominations of Directors (By-Law No. 2), establishes a framework for advance notice of nominations of persons for election to the Board. By-Law No. 2 sets deadlines for a certain number of days before a shareholders’ meeting for a shareholder to notify the corporation of their intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. By-Law No. 2 applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.
In the case of an annual meeting of shareholders, notice must be given to the corporation not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders, notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, notice must be given not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement. Shareholders should consult the full text of By-Law No. 2, which is available on Suncor’s website at www.suncor.com and has been filed under the corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
As at the date of this Circular, the corporation had not received any additional director nominations.
Corporate Governance
The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance processes and systems in light of changing practices, expectations and legal requirements.
Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the NYSE. Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the SEC, including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements). NYSE corporate governance requirements are generally not applicable to non-U.S. companies; however, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor’s corporate governance practices in 2024 and 2025 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C under the heading, “Compliance with NYSE Standards.”
47   Management Proxy Circular 2026   Suncor Energy Inc.

Suncor’s Corporate Governance Summary this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This summary has been approved by the Board, on the recommendation of its Governance Committee. Suncor’s Corporate Governance Summary can be found in Schedule C.
Additional Information
Additional information relating to Suncor, including financial information, is provided in Suncor’s audited consolidated financial statements for the year ended December 31, 2025 and in its MD&A, which are included in our 2025 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, or by e-mail request to info@suncor.com, or by referring to the company’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.
Advisories
This Circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the corporation in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “priority” and similar expressions.
Forward-looking statements in this Circular and the schedules hereto include references to: the business and procedure of the meeting; the composition of the Board following the meeting; factors to be taken into account by the Board in considering its approach to compensation in the future, including the results of the vote on the advisory resolution on the company’s approach to executive compensation and feedback from shareholders; expectations regarding actions taken by the Board and Suncor management to further improve safety, operational and business performance, including the timing and effectiveness thereof; statements regarding the company’s plan to focus on long-term value growth and returns to shareholders, including actions taken in support of such focus and the timing and effectiveness of such actions; the belief that Suncor structures compensation plans and programs and maintains guidelines and policies which limit excessive risk; the belief that there are no identified risks arising from the company’s compensation policies and practices that are reasonably likely to have a material adverse impact on the company; the belief that Suncor provides the right balance in its overall rewards program to attract talent; statements regarding certain plans and strategies to be taken in support of sustainability initiatives and the outcomes and benefits thereof, including the decarbonization of Suncor’s base business and the timing and effectiveness thereof; the expectation that none of the nominees for director will be unable to serve as director; the anticipated timing of the retirement of certain directors from the Board; the belief that a board comprised of people with diverse points of view can add greater value than a board comprised solely of directors with similar backgrounds; Suncor’s commitment to long-term, sustainable, and environmentally-responsible development of the Canadian oil sands and offshore industry; the ability to fund future growth and energy transition opportunities while being resilient through the energy transition, including the actions and objectives to be taken in furtherance thereof; statements regarding the company’s future climate-related disclosure practices, including the expectation that Suncor’s continued transparent reporting will reflect the needs of investors and align with emerging regulations; and the establishment of subsequent objectives and capital allocation priorities.
Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.
Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to: changes in general economic, market and business conditions, such as
Management Proxy Circular 2026   Suncor Energy Inc.   48

Advisories
commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth, reductions in operating costs and/or GHG emission reductions may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs (or other trade barriers), quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the corporation’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to us; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the corporation from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the corporation’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the corporation’s facilities; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the corporation has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies, including artificial intelligence; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail in Suncor’s AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor’s audited consolidated financial statements for the year ended December 31, 2025 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov. The forward-looking statements contained in this Circular and the schedules hereto are made as of the date hereof. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Financial information in this Circular is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor’s audited consolidated financial statements for the year ended December 31, 2025 and the MD&A. Production volumes are presented on a working interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis. Certain financial measures in this Circular – namely FFF, normalized free funds flow, AFFO and ROCE are not prescribed by GAAP. FFF, normalized free funds flow, AFFO and ROCE are defined and reconciled, to the most directly comparable GAAP measures, in the Non-GAAP and Other Financial Measures section in the applicable MD&A or Quarterly Report on file with Canadian securities commissions at www.sedarplus.ca and the Form 40-F on file with the SEC and each such reconciliation is incorporated by reference herein. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
49   Management Proxy Circular 2026   Suncor Energy Inc.

Schedule A: Shareholder Proposal No. 1
The following shareholder proposal was submitted by British Columbia Investment Management Corporation (BCI), as primary filer, as well as Addenda Capital and the University Pension Plan Ontario (UPP), as co-filers. This proposal and its supporting statement represent the views of the shareholders submitting them. Suncor is required by applicable law to set forth the shareholder proposal and the related supporting statement in the Circular.
For the reasons set forth below in the “Board and Management Statement”, the Board and management recommend that shareholders vote AGAINST this proposal.
Shareholder Proposal and Supporting Statement
Proposed Resolution
RESOLVED: Shareholders of Suncor Energy Inc. request that the Board of Directors of the Corporation prepare a report detailing the company’s governance and oversight of its climate-related risks. The report should align with the climate-related governance indicators of internationally recognized standards such as the International Financial Reporting Standards (IFRS) S2 or the Canadian Sustainability Disclosure Standard (CSDS 2) building on the widely accepted recommendations of the Task Force on Climate related Financial Disclosures (TCFD).
Shareholders request that the report cover the governance processes, controls and procedures the company uses to monitor, manage and oversee climate-related risks and opportunities, such as:
•
which governance body(ies) or individual(s) are responsible;

•
how responsibilities are reflected in board committee mandates and terms of reference;

•
how it is determined whether appropriate skills and competencies are available;

•
how and how often information is shared;

•
if and how target setting and associated progress is overseen and monitored;

•
how performance metrics are included in executive compensation; and,

•
how responsibilities are split between management and the board.

The report should be made available prior to the Corporation’s 2027 annual general meeting.
Supporting Statement
Suncor currently has limited climate-related disclosures including on governance. Yet, the company operates in an emissions-intensive industry and identifies carbon as one of its Principal Risks in its Annual Risk Review. Shareholders require reliable, objective, consistent, comparable, and timely data to make informed investment decisions and to understand the potential impacts of climate-related risks and opportunities on investee companies and investment portfolios.
The company’s 2025 Proxy Circular identifies the entire board as responsible for the oversight of carbon risk. It also assesses every board director as having significant experience in Environment, Health and Safety, including climate risk management, but there are no details on the criteria used to assess this competency. Compared to Canadian oilsands peers such as Cenovus Energy and Canadian Natural Resources, Suncor lacks explicit language related to carbon risk governance in committee charters and lacks a standalone Climate & Emissions expertise area as part of its director skills matrix.
The Climate Action 100+ Net Zero Company Benchmark assesses the company as not disclosing clear evidence of Board or Board committee oversight of climate change risks, lagging the assessment of 11 out of 12 other North American oil & gas companies covered by CA100+ on this indicator.
The International Sustainability Standards Board (ISSB) published IFRS S2, which was adapted by the Canadian Sustainability Standards Board (CSSB) to CSDS 2. Suncor was a financial contributor to the proposed ISSB headquarters in Canada and a company representative was a CSSB implementation committee member. Nearly 40 jurisdictions accounting for almost 60% of global GDP are adopting or otherwise using the ISSB Standards(1).
The requested disclosure would be in line with Suncor’s long history of TCFD-aligned reporting and would provide shareholders with the information required to assess the management of a self-identified principal risk to the company.
We ask shareholders to vote FOR this proposal.
(1)
https://www.ifrs.org/news-and-events/news/2025/11/sustainability-symposium-2025-key-takeaways/

Management Proxy Circular 2026   Suncor Energy Inc.   A-1

Board and Management Statement
Suncor’s Board and management recommend voting AGAINST this proposal for the following reasons:
Suncor uses our Circular, report on sustainability, annual report, and other regulatory filings to disclose information about our governance and oversight of climate-related risks. The issuance of the proposed additional voluntary report would require a significant amount of company resources and would be redundant.
Changes to the Competition Act (Canada) (the “Competition Act”) have also created significant uncertainty for companies like Suncor to communicate publicly about their work to manage environmental performance, including actions and plans to address climate change. Voluntarily expanding our public disclosure practices on climate-related matters at this point in time could expose Suncor to potential claims brought under the Competition Act, with a risk of significant penalties. Future amendments to the Competition Act and rules on climate-related disclosures from Canadian securities regulators could clarify how we can continue to provide this information to our shareholders in the future.
Suncor is, and intends to remain, in full compliance with all applicable legal, regulatory, and industry reporting obligations with respect to financial, risk management, emissions and climate-related reporting.
Recommendation
The Board and management recommend shareholders vote AGAINST this proposal.
A-2   Management Proxy Circular 2026   Suncor Energy Inc.

Schedule B: Named Executive Officers’ Outstanding Option-based Awards and Grant Date Fair Values for Share-based Awards
The following table provides details of options held by the NEOs as at December 31, 2025. Details of options granted to NEOs subsequent to December 31, 2025 are included in the “Compensation Discussion and Analysis” section of the Circular.
		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised “in-the-money” options(3) ($)
R. M. KRUGER President & CEO	May 17, 2023	213 400	39.01	May 17, 2030	4 675 594
	Mar. 1, 2024	183 909	45.77	Mar. 1, 2031	2 786 221

	Feb. 14, 2025	199 528	56.58	Feb. 14, 2032	865 952
T. W. LITTLE Chief Financial Officer	Mar. 1, 2023	3 008	45.57	Mar. 1, 2030	46 173
	Mar. 1, 2024	6 131	45.77	Mar. 1, 2031	92 885

	Nov. 18, 2024	2 261	55.33	Nov. 18, 2021	12 639

	Feb. 14, 2025	20 692	56.58	Feb. 14, 2032	89 803

	Nov. 17, 2025	3 040	61.17	Nov. 17, 2032	—
D. J. OLDREIVE Executive Vice President, Downstream	Aug. 23, 2023	34 567	44.03	Aug. 23, 2030	583 837
	Mar. 1, 2024	47 893	45.77	Mar. 1, 2031	649 829

	Feb. 14, 2025	53 208	56.58	Feb. 14, 2032	230 923
S. A. POWELL SVP, Operational Improvement and Support Services	Feb. 18, 2020	41 911	39.08	Feb. 18, 2027	915 336
	Feb. 16, 2021	13 941	22.63	Feb. 16, 2028	533 801

	Sept. 7, 2021	11 384	23.73	Sept. 7, 2028	423 371

	Feb. 11, 2022	45 181	36.76	Feb. 11, 2029	1 091 573

	Mar. 1, 2023	37 045	45.57	Mar. 1, 2030	568 641

	Sept. 5, 2023	2 801	45.90	Sept. 5, 2030	42 071

	Mar. 1, 2024	40 230	45.77	Mar. 1, 2031	609 485

	Feb. 14, 2025	45 325	56.58	Feb. 14, 2032	196 711

	Nov. 17, 2025	2 027	61.17	Nov. 17, 2032	—
P. D. ZEBEDEE Executive Vice President, Oil Sands	Mar. 1, 2023	17 731	45.57	Mar. 1, 2030	272 171
	Mar. 1, 2024	37 037	45.77	Mar. 1, 2031	561 111

	Feb. 14, 2025	63 061	56.58	Feb. 14, 2032	273 685
K. P. SMITH Executive Advisor	Feb. 18, 2020	138 889	39.08	Feb. 18, 2027	3 033 336
	Feb. 16, 2021	139 406	22.63	Feb. 16, 2028	5 337 856

	Feb. 11, 2022	78 040	36.76	Jan. 1, 2029	1 885 446

	Aug. 16, 2022	57 604	40.14	Jan. 1, 2029	1 197 011

	Mar. 1, 2023	113 982	45.57	Jan. 1, 2029	1 749 624

	Mar. 1, 2024	68 966	45.77	Jan. 1, 2029	1 044 835

	Feb. 14, 2025	70 944	56.58	Jan. 1, 2029	307 897

(1)
Refers to options granted under the SOP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP.

(3)
Value reported reflects the “in-the-money” amount between the closing price on the TSX of a common share on December 31, 2025 ($60.92) and the exercise price of the options held at December 31, 2025.

Management Proxy Circular 2026   Suncor Energy Inc.   B-1

Grant Date Fair Values for Share-Based Awards
The following table provides the grant date fair values for share-based awards granted to NEOs in 2023, 2024 and 2025.
Name	Year	PSUs ($)	RSUs ($)	DSUs ($)
R. M. KRUGER President & CEO	2025	56.58	56.58	—
	2024	45.77	45.77	—

	2023	41.36	41.36	41.36(1)
T. W. LITTLE Chief Financial Officer	2025	57.12(2)	57.12(2)	—
	2024	47.41(2)	47.41(2)	—

	2023	45.57	45.63(2)	—
D. J. OLDREIVE Executive Vice President, Downstream	2025	56.58	56.58	—
	2024	45.77	45.77	—

	2023	44.03	44.03	44.03(3)
S. A. POWELL SVP, Operational Improvement and Support Services	2025	56.76(4)	56.76(4)	—
	2024	45.77	45.77	—

	2023	45.59	45.59	—
P. D. ZEBEDEE Executive Vice President, Oil Sands	2025	56.58	56.58	—
	2024	45.77	45.77	—

	2023	45.57	45.57	—
K. P. SMITH Executive Advisor	2025	56.58	56.58	—
	2024	45.77	45.77	—

	2023	45.57	45.57	—

(1)
Mr. Kruger was issued DSUs on hire in lieu of participating in any Suncor pension or savings plan for his tenure with the company.

(2)
The 2025 RSU and PSU price reflects the weighted average grant fair value for Mr. Little’s annual grant effective February 14, 2025 and the grant made November 17, 2025 in connection with his appointment as CFO. The 2024 RSU and PSU price reflects the weighted average grant fair value for Mr. Little’s annual grant effective March 1, 2024 and November 18, 2024 in connection with his appointment to SVP External Affairs. The 2023 RSU price reflects the weighted average grant fair value for Mr. Little’s annual grant effective March 1, 2023 and November 17, 2023 in connection with his significant contributions to the Suncor workforce reduction initiative.

(3)
Mr. Oldreive was issued DSUs on hire in 2023 to replace lost pension value.

(4)
The RSU and PSU price reflects the weighted average grant fair value for Ms. Powell’s annual grant effective February 14, 2025 and the grant made November 17, 2025 in connection with her expanded role to include Supply Chain in her portfolio.

B-2   Management Proxy Circular 2026   Suncor Energy Inc.

Schedule C: Corporate Governance Summary

Throughout this summary, there are references to information available on the Suncor Energy Inc. (“Suncor” or the “corporation”) website. All such information is available at www.suncor.com under the “Who We Are – Governance” tab. Shareholders may request printed copies from Suncor at the address on the back of the Circular, or by email request to invest@suncor.com.

Suncor has a comprehensive corporate governance program which complies with all applicable rules and regulations and considers all applicable corporate governance best practices.
Board of Directors – Composition and Independence
The cornerstone of Suncor’s governance system is its Board, whose duty is to oversee the management of Suncor’s business and affairs. The composition of the Board and its independence are important elements of this system. Richard M. Kruger, Suncor’s President and CEO, is the only member of the Board who is not independent. Following the 2026 annual general meeting (the AGM) and assuming that all nominees for director are elected as contemplated in the Circular, 9 of 10 members (90%) of the Board will be independent directors. A short biography of each individual standing for election to the Board can be found starting on page 9 of the Circular.
Suncor’s independent directors meet in-camera at each Board and committee meeting without Mr. Kruger or any other member of management present. The Board sessions are presided over by Suncor’s independent Board Chair. The committee sessions are presided over by the independent Chairs of the respective committees. The applicable Chair then communicates to management any issues or matters discussed at the in-camera meetings requiring management attention.
The Board has approved written position descriptions for the Board Chair and committee Chairs. The Board Chair’s accountabilities include shareholder meetings, management of the Board, Board effectiveness, working with management, and liaising with stakeholders. All of the position descriptions are available on Suncor’s website.
These position descriptions supplement the Terms of Reference, as described below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are presented by the Governance Committee to the full Board for approval.
The Governance Committee annually reviews and assesses the independence of Board members. The Board’s independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor’s independence criteria are consistent with the Canadian Requirements and the SEC Requirements.
Management Proxy Circular 2026   Suncor Energy Inc.   C-1

Corporate Governance Summary
In applying the independence criteria, the Governance Committee reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member, or as a partner, shareholder or officer of another organization that has a relationship with Suncor. The Governance Committee determines in each case whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgement.
Some members of the Board are involved with companies with which Suncor has business relationships. The Governance Committee has reviewed each of these relationships and determined that none of these relationships impair the independence of the individual directors. The Board’s conflict of interest policy precludes directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should it be considered by the Board (see “Conflicts of Interest and Related Party Transactions”).
Other Public Company Board Memberships. While Suncor does not limit the number of public company boards a director serves on, the Terms of Reference provide that each director should ensure that they are able to devote sufficient time and energy to carry out their duties effectively. The Chair of the Board, in conjunction with the Governance Committee, reviews requests from Suncor’s CEO to sit on the board of outside business organizations. The Suncor CEO could only join another public company board with the Board’s consent.
Some of Suncor’s directors sit on the boards of other public companies, the particulars of which are set out on pages 9 to 15 of the Circular. None of Suncor’s directors are “overboarded” as currently defined by the guidelines established by either Institutional Shareholder Services, Inc. or Glass, Lewis & Co. In addition, none of Suncor’s directors currently serve together on the board of another public company. Suncor does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership.
Nomination of Directors and Selection Process
The Governance Committee conducts the selection process for new nominees to the Board pursuant to its policy on the selection of Board members (the Selection Process Policy). Directors are chosen for their integrity, character, sound and independent judgment, breadth of experience, insight and knowledge, and business acumen. The Governance Committee has emphasized the Board’s commitment to having a Board comprised of individuals having a diversity of backgrounds, experience, and skill sets. The inclusion of an appropriate number of female directors and the identification of female candidates is also a key search criterion in the director selection and nomination process as per the terms of the Board diversity policy (the Diversity Policy). In addition, for over 25 years, the Board has determined that it is critical to ensure at least one Board member identifies as Indigenous. See “Inclusion and Diversity” for a discussion of the Diversity Policy which is incorporated into the Board selection process.
Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several considerations, including (i) an inventory of capabilities, competencies, skills, qualities, and attributes of the current Board; (ii) identifying attributes desired to maintain or increase Board effectiveness; and (iii) maintaining an evergreen list of potential Board candidates as well as working with an external recruitment firm, as needed, to ensure a robust recruitment process is followed for each new Board member. The role of the CEO in that process is limited. The Board has determined that the skills and experience of the Board currently map well to Suncor’s business strategy.
The following table lists the experience and skills of the directors standing for election at the AGM. Below the table is a description of each skill and experience.
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(1)
Mr. Kruger is the only non-independent director nominee as he is also an executive officer of Suncor.

The above inventory is assessed as required to identify any experience and skills to be added to the Board in light of the Board’s current needs and priorities. The Governance Committee uses this assessment as a key input for identifying selection criteria describing the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members.
The Governance Committee identifies candidates from a number of sources and utilizes the services of a third-party executive search firm, as necessary, for example to complete reference and background checks on Board candidates. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further. In addition to the factors listed above, the Governance Committee considers whether each candidate can devote sufficient time and resources to their duties as a Board member. The identification of diverse candidates is also a key search criterion in the director selection process. Where it deems appropriate the Governance Committee may recommend that a search be focused on candidates who have certain diverse characteristics in addition to other relevant and needed skills and experience. For example, the
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Corporate Governance Summary
Governance Committee sought out and selected J.P. Gladu to ensure the Board continued to include an Indigenous perspective following Mel Benson’s retirement in 2021.
Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by the Board Chair as well as the Chair and other members of the Governance Committee. All directors are given the opportunity to interview any candidate proposed for appointment to the Board. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.
Inclusion and Diversity
Board of Directors. The Board aims to be composed of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. The Board’s Diversity Policy confirms that the Board should include individuals from diverse backgrounds. This includes, but is not limited to, the representation of those who identify as women, Indigenous peoples, visible minorities, and persons with disabilities. It also includes consideration of diverse business experience, professional expertise, personal skills, stakeholder perspectives, geographic background, and other diverse experiences or attributes.
The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy. The Diversity Policy is reviewed annually to assess its effectiveness in promoting a diverse Board. Board members also have the opportunity to evaluate, on an annual basis, the effectiveness of the director selection process through the Evaluation Process (as defined herein); see “Annual Evaluation Process” under the heading “Board Tenure and Renewal.”
The Board has a gender diversity goal of 30% for women. The Board is currently 45% women. Following the AGM and assuming that all nominees for director are elected as contemplated in the Circular, four of ten directors (40%) on the Board will be women and one of the ten directors (10%) on the Board will be Indigenous. The Board does not view additional goals as the most effective way of ensuring a diverse board and believes its current make up reflects the principles of diversity set out in the Diversity Policy.
The graphs below show the breakdown of the directors standing for election at the 2026 meeting by gender and age.

Suncor Management. Suncor is committed to building an inclusive, results-oriented and high-performance culture where all members of our team feel safe, valued and respected. This is based on the strongly held belief that through the inclusion of people with diverse genders, backgrounds, cultures, experience and perspectives, we can deliver industry leading performance.
Suncor does not set formal representation targets for executive officer or senior leadership positions; rather, the organization seeks to establish diverse representation in the workplace and at all levels of leadership through barrier-free processes to identify the best-qualified candidates and by providing equitable development opportunities. Suncor weighs several factors in selecting candidates for executive officer and senior leadership positions: the skills and experience required in roles; the skills, experience, and attributes of prospective candidates; and the diverse make-up of the leadership team. As at December 31, 2025, among 47 executive and senior leaders at Suncor, fifteen (32%) are women, five (11%) identify as members of a visible minority, one (2%) identifies as Indigenous and three (6%) identify as persons with a disability.
The organization values the benefits of inclusion and diversity. The organization is focused on providing an equitable and inclusive workplace, increasing women’s representation across the workforce, and continuing to advance Indigenous workforce representation and development in support of our Journey of Reconciliation.
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Board Tenure and Renewal
The Board’s goal is to be made up of members who have a range of perspectives, insights and views in relation to issues affecting Suncor. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy and an annual evaluation process, each of which is described in detail below.
The Board has not adopted term limits for directors as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board’s membership.
The tenure of directors standing for election at the 2026 meeting can be summarized as follows, with the average director tenure being 3.5 years:
Retirement Policy. The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board Chair, has the authority, under exceptional circumstances, to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension is subject to the approval of the Board.
Annual Evaluation Process. Suncor’s Board Effectiveness Evaluations Policy establishes an annual process (the Evaluation Process) whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board Chair, committee Chairs, and individual directors and to identify areas where effectiveness may be enhanced. The results of the Evaluation Process carried out in 2025 confirmed that all directors and committees, and the Board as a whole, effectively fulfilled their roles and responsibilities.
The Evaluation Process involves the solicitation of input from individual directors through an annual survey presented in two parts: (i) an evaluation form that explores the directors’ views and solicits feedback on how well they believe the Board and its committees, including their Chairs, are performing (the Board Effectiveness Survey); and (ii) a peer feedback survey (the Peer Survey) that explores the directors’ views and solicits feedback on their assessment of other directors’ performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills. Both surveys also underwent a comprehensive review and update in 2024 to ensure the content is relevant, focused, and in line with governance best practices.
Board Effectiveness Review
Confidential responses to the Board Effectiveness Survey are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the Chair of the Governance Committee and Board Chair. Key recommendations of the report are discussed at the Governance Committee. The Chair of the Governance Committee supports the Board Chair in reporting to the full Board on the survey results.
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Corporate Governance Summary
Information obtained from the answers to surveys assists the Board in determining whether any of the Board or committee mandates or Board processes or policies should be revised. The outcome of the process also informs, in part, the Board’s priorities for the year.
Peer Review
The results of the Peer Survey are consolidated by the Corporate Secretary and provided to the Board Chair. Individual directors receive their personal results.
The Board Chair conducts one-on-one meetings with each director to discuss their peer review results and to receive input on governance, risk and strategy. The Chair of the Governance Committee discusses the Board Chair’s peer review results with the Board Chair. A discussion regarding the Board Chair’s performance also occurs at a Governance Committee meeting and with the Board absent the Board Chair. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk, and strategy to be incorporated into the recommendations arising from the Evaluation Process. Once the peer review meetings are completed, the Board Chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.
Terms of Reference
The Board has adopted terms of reference (the Terms of Reference), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board annually. They include a general overview of the Board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties.
The full text of the Terms of Reference is set out in Schedule D.
The Board discharges certain of its responsibilities through its four standing committees: the Audit Committee, the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee, the Governance Committee and the Human Resources and Compensation Committee (HR&CC). Each standing committee has a mandate, which it reviews annually and updates as appropriate. All changes to mandates are also reviewed annually by the Governance Committee and recommended for approval to the Board. The mandates are available on Suncor’s website. Pursuant to its Terms of Reference the Board may also create ad hoc committees to examine specific issues on behalf of the Board.
The Governance Committee, with input from the Board Chair, makes recommendations to the Board regarding committee appointments. Committee appointment considerations include diversity of backgrounds and director experience relevant to the committee’s key roles.
With limited exceptions, the committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.
The committees also have the authority to conduct independent investigations into matters that fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.
The Board delegates day-to-day management of Suncor’s business to the CEO and other members of senior management. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated by the Board.
The Board has approved a position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and management’s relationship with the Board. A copy of the CEO position description is available on Suncor’s website.
The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to “Board Committees,” the Terms of Reference, and the mandates of the Board committees available on Suncor’s website.
Ethics. The Terms of Reference require the Board, through the CEO, to establish Suncor’s standards of conduct, including the corporation’s general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor’s written standards of business conduct (the Code) and compliance program (see Ethical Business Conduct), and through its assessment and evaluation of the performance of the CEO.
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Strategic Planning. The Board provides stewardship and oversight of Suncor’s strategic planning process.
The Governance Committee works with management to design the agenda for the annual strategy meeting to ensure that it appropriately reflects a discussion of key strategic issues, initiatives and principal risks.
In 2025 the key topics reviewed at the Board’s annual strategic planning meeting included: the global macro-energy environment; the Canadian energy landscape; Suncor’s portfolio of assets; Suncor’s near-term goals; key strategic issues; and, mid- and long-term opportunities for value enhancement.
Stakeholder Communications. Suncor has a written standard that provides direction for Suncor’s communications with shareholders, investment analysts, other stakeholders, and the public generally. This standard sets out measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. The Code addresses Suncor’s obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees, and contract workers trading in Suncor shares and other securities to comply with applicable law.
Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer (CFO). Suncor has a Disclosure Committee, chaired by the Vice President Finance and Controller, and has designed and implemented due diligence procedures to support financial reporting and the certification of financial reports by the CEO and CFO.
Suncor discusses its operations with its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, webcasts, external website, social media posts, briefing sessions, group meetings, and other company publications. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor and community relations programs.
Shareholder Engagement. Suncor recognizes the importance of strong and consistent engagement with its shareholders. The Board is specifically mandated to ensure systems are in place for communication with Suncor’s shareholders and other stakeholders and that these systems are appropriately resourced.
Suncor maintains email and regular mail addresses for shareholder feedback and questions. In addition, Suncor encourages shareholders to virtually attend Suncor’s annual meeting. Other interested parties may also attend virtually. The annual meeting provides a valuable opportunity to hear directly from, and ask questions to, Suncor’s Board Chair, CEO, CFO, and management about the results of Suncor’s business and operations, as well as its strategic plans. Registered shareholders and duly appointed proxyholders may participate and ask questions at the AGM. Questions can be submitted online in written format (see “Meeting Participation, Voting and Proxies: Questions and Answers” on pages 3 to 7 of the Circular).
Suncor’s senior management also holds quarterly conference calls and webcasts with the investment community to review Suncor’s most recently released financial and operating results.
The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, Interested Parties) on matters of governance, and to that end, has adopted a Shareholder Communication and Engagement Policy (the Engagement Policy). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of the Circular, or via email at: invest@suncor.com, subject line: Attention: Chair of the Board / Chair of [Insert Board Committee Name] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board’s supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board Chair or the Chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.
Members of the Board and the management team, as appropriate, engage with various corporate governance stakeholders and shareholders to listen to their opinions. This engagement involves dialogue on a number of topics, including: safety, operational performance and reliability, corporate strategy, executive leadership, corporate governance, sustainability strategy and disclosure, and operating results.
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Corporate Governance Summary
Risk Oversight. Suncor is committed to a proactive program of enterprise risk management intended to enable decision- making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The Board oversees Suncor’s Enterprise Risk Management Program (the ERM Program), and in accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, assess and report on the significant risks to Suncor’s business and management’s strategies to appropriately mitigate such risks. For example, as a result of the ERM Program, the Board and management continues to consider appropriate policies and practices with respect to emerging opportunities and risks of Artificial Intelligence to Suncor’s business.
Each year the Board reviews Suncor’s principal risks. The Governance Committee oversees the enterprise risk management governance model and processes by conducting periodic reviews of Suncor’s enterprise risk management process with the objective of ensuring the principal risks of Suncor’s business are being appropriately overseen by the Board and its committees. The Audit Committee also reviews and approves the appointment of the executive responsible for Suncor’s enterprise risk and internal audit function, who provides reports directly to the Audit Committee regarding internal audit matters.
The following table sets forth Suncor’s principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight.
Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee
Principal Risk Category Review	✓		✓

Financial	✓	✓

Government (includes Carbon Regulations)	✓	✓		✓

Operational (includes Tailings Management)	✓			✓

Information Technology (includes Cybersecurity)	✓	✓
For a detailed explanation of the material risks applicable to Suncor and its businesses, see “Risk Factors” in Suncor’s AIF, filed under Suncor’s profile at www.sedarplus.ca.
Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. The Board has a robust CEO and executive leadership succession process, which emphasizes the proactive development of internal candidates, to support Suncor’s long term success. The Board is assisted in its oversight of CEO succession by the Governance Committee and the HR&CC. The Governance Committee assists with governance of the leadership succession planning process. The HR&CC ensures that appropriate executive succession planning (for both planned and unplanned events) and performance evaluation processes (including development and career planning) are in place and operating effectively. The HR&CC also reviews significant changes to the organization’s structure as they arise and the impact these changes have on executive roles.
The HR&CC annually reviews the succession planning process and internal candidate evaluations and development planning for the CEO and other executive leadership positions, and reports to the Board on these matters. As part of this process, the CEO, supported by the Chief Human Resources Officer, reviews candidates for the CEO and other executive leadership positions with the HR&CC and the Board.
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The Board also reviews Suncor’s processes for identifying successors for its vice presidents, and other key leadership roles within the organization. Successors are identified using a process that rigorously assesses leadership capability and aptitude and potential for increased levels of responsibility. This includes evaluation on multiple criteria, including past performance, personal aspiration, engagement, adaptability, experience and capabilities. For a discussion of how Suncor considers diversity in this process, see “Inclusion and Diversity.”
The Board encourages the CEO to expose the Board to Suncor’s executives and potential candidates, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor or when they visit Suncor’s facilities.
The HR&CC assists the Board in monitoring the CEO’s performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.
Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors, identify the key expectations of Board members. These documents are available on Suncor’s website.
Directors are required to devote sufficient time, effort and energy to their role as a Suncor director in order to effectively discharge their duties to Suncor. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. In 2025, the Board determined that Jane Peverett’s service on the audit committees of three other public companies would not impair her ability to effectively serve on Suncor’s Audit Committee.
Internal Controls. The Board is mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor’s financial reporting, management information, internal controls of business processes and internal audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee).
The Audit Committee exercises general oversight over the internal audit function. The appointment or termination of the executive responsible for internal audit is approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews any recommended appointee to the position of CFO.
Board Committees
In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor’s Board committees. The complete text of the mandate of each Board committee is available on Suncor’s website.
Governance Committee. The Governance Committee assists the Board in matters related to: general corporate governance, the corporate strategy role of the Board, risk management process governance, CEO succession process governance, Board succession, performance and compensation as well as corporate ethics, standards, and compliance (see “Ethics”, “Strategic Planning”, and “Risk Oversight” under the heading “Terms of Reference”).
In its governance role, the Governance Committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends conferences and meetings on governance and updates the committee on developing trends and practices. Suncor also reviews recommendations of governance and shareholder advisory organizations and periodically participates in benchmarking studies undertaken by such organizations to assess its governance practices. The corporation’s legal function monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee.
The Governance Committee reviews and reports to the Board on directors’ compensation. The Governance Committee has developed guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program. The Governance Committee reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon these recommendations.
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Corporate Governance Summary
Audit Committee. The Audit Committee assists the Board in matters relating to Suncor’s external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and related public communication, and certain other key financial matters. The Audit Committee also assists the Board in matters relating to internal controls of Suncor’s business and financial processes and the internal audit function (see “Internal Controls,” under the heading “Terms of Reference”).
The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.
The Audit Committee reviews, with management and external auditors, and as appropriate approves, significant financial reporting matters, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor’s annual and quarterly financial statements, annual and quarterly MD&A and AIF/Form 40-F. The Audit Committee approves quarterly financial statements and quarterly MD&A through authority delegated by the Board and makes recommendations to the Board with respect to approval of the annual disclosure documents.
The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators. The Audit Committee approves the appointment and terms of engagement (including fees) of the reserves evaluators, and reviews their qualifications, performance and independence and any changes in their appointment.
Suncor’s reserves data and report of the independent reserves evaluators are annually reviewed by the Audit Committee prior to approval by the full Board.
The Audit Committee reviews Suncor’s policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding status and strategy of Suncor’s pension plans and any audits conducted of Suncor’s standards of business conduct compliance program (see “Ethical Business Conduct”).
Members of the Audit Committee are required to be financially literate. All of Suncor’s directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an “audit committee financial expert.” The Board has determined Ms. Kneale and Ms. Peverett to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an “audit committee financial expert,” are set out in the Terms of Reference.
For additional information about Suncor’s Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see “Audit Committee Information” in Suncor’s AIF, filed under Suncor’s profile at www.sedarplus.ca.
Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management’s establishment and maintenance of appropriate EHS&SD policies as well as monitoring the adequacy and effectiveness of Suncor’s Operational Excellence Management System (an overarching framework to manage operational risk), and related business processes. The EHS&SD Committee also monitors management’s performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits.
Public disclosure documents that report on Suncor’s sustainability progress, plans and performance objectives are also reviewed by the EHS&SD Committee.
The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor’s physical assets, by monitoring the adequacy of Suncor’s internal controls as they relate to physical site security, operational risks of its physical assets and matters of environment, health, safety and sustainable development. The EHS&SD Committee regularly engages in the oversight of the corporation’s development of its safety and reliability improvement plans.
The EHS&SD Committee also reviews and advises the Board (and the HR&CC for the purposes of executive incentive plans) regarding the safety and environment-related performance goals, metrics and targets.
Human Resources and Compensation Committee. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible are set annually by the Board in consultation with the HR&CC and the Board Chair. The HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, as set out in the CEO’s position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.
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The HR&CC also reviews annually the CEO’s evaluation of the other senior executives within the organization and approves their total compensation. For more information about the HR&CC and the process and criteria for determining the CEO’s total compensation, see “Compensation Discussion and Analysis” in the Circular. See also “Succession Planning and Monitoring/ Evaluating Senior Management,” under the heading “Terms of Reference.”
In addition, the HR&CC oversees management of the impact of workforce changes and reviews corporate plans and processes for equity, inclusion and diversity.
Board and Committee Meetings
The following provides details about Board and committee meetings held during 2025 and the attendance of the directors at these meetings.
Board and Committees	Number of Meetings Held in 2025
Board	7

Audit Committee	6

EHS&SD Committee	4

Governance Committee	5

HR&CC	5
Number of Meetings and Number of Meetings Attended in 2025
Director	Board	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC	Committees (total)	Overall Attendance
Ian R. Ashby	7/7 (100%)		4/4		5/5	9/9 (100%)	16/16 (100%)

Patricia M. Bedient	7/7 (100%)	6/6 (Chair)		5/5		11/11 (100%)	18/18 (100%)

Russell Girling(1)	7/7 (100%)	1/1				1/1 (100%)	8/8 (100%)

Jean Paul (JP) Gladu	7/7 (100%)			5/5	5/5	10/10 (100%)	17/17 (100%)

Richard M. Kruger(2)	7/7 (100%)					N/A	7/7 (100%)

Brian MacDonald	7/7 (100%)			5/5	5/5 (Chair)	10/10 (100%)	17/17 (100%)

Lorraine Mitchelmore	7/7 (100%)	6/6	4/4 (Chair)			10/10 (100%)	16/16 (100%)

Jane L. Peverett	7/7 (100%)	6/6		5/5		11/11 (100%)	18/18 (100%)

Christopher R. Seasons	7/7 (100%)		4/4		5/5	9/9 (100%)	16/16 (100%)

M. Jacqueline Sheppard	7/7 (100%)			5/5 (Chair)	5/5	10/10 (100%)	17/17 (100%)

(1)
Mr. Romasko resigned from the Board due to medical reasons effective August 8, 2025, and his meeting attendance has not been included as part of the calculation of overall director attendance for Board and Committee meetings in 2025. As a result of Mr. Romasko’s resignation, Mr. Girling was appointed to the Audit Committee effective August 27, 2025, after which point his attendance is recorded for meetings of the Audit Committee. Prior to this date with respect to all committees of the Board, and after this date with respect to all committees except for the Audit Committee, Mr. Girling, in his capacity as Board Chair and on a non-voting basis, attended such meetings of the committees of the Board as he determined appropriate.

(2)
Mr. Kruger is not a member of any standing committee and therefore his attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Kruger attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor.

Management Proxy Circular 2026   Suncor Energy Inc.   C-11

Corporate Governance Summary
Orientation and Continuing Education
Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key operational, environmental, business, financial and legal topics central to Suncor’s business and operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor’s business.
A directors’ handbook, containing information about the Board and Suncor, including Suncor’s core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors’ portal.
Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor’s operations and the communities in which they are located.
The Governance Committee oversees the Board’s continuing education program. In conjunction with Board meetings, management and, from time to time, external experts present focused information to directors on topics pertinent to Suncor’s business, including: significant emerging risks or issues; changes to the legal, regulatory or industry environment; and, opportunities presented by new technologies.
The Board’s Director Continuing Education Policy underscores Suncor’s recognition of learning and education as key elements of continued board effectiveness. As reflected in the policy, Suncor encourages directors to engage in continued maintenance and upgrading of their skills and provides supports for directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board. Suncor purchases memberships for directors in the Institute of Corporate Directors and may also purchase memberships upon request for directors in the National Association of Corporate Directors to allow them to access additional educational opportunities offered by those organizations such as conferences, presentations and seminars.
The independent directors of the Board and Board committees participate in continuing education through external, third-party programs and internal Suncor sessions. Internal sessions include business and operational updates, meetings with the corporation’s senior management, and site visits. In 2025, one or more Suncor directors participated in the continuing education programs outlined in the table below:
Event/Topic	Presented/Hosted by
AI, Quantum and Beyond	Tapestry
Audit Committee Leader Exchange	National Association of Corporate Directors
Board Chair of the Future	Deloitte
Bridging Worlds, Building Nations: Lessons in Leadership	Ivey School of Business
Building Durable Projects: Financing, Regulatory Efficiencies, and Indigenous Partnerships in the Major Projects Office Era	WPC Energy Canada
Building High Performance Boards	Canadian Coalition for Good Governance / Institute of Corporate Directors
Carbon Risk and Decarbonization	Suncor
CEO Succession	National Association of Corporate Directors
Company, Competitor and Industry News Updates	Suncor
Cyber Risk and Oversight	National Association of Corporate Directors
DEI and the Evolving Landscape	Board Ready Women
Digital, Cyber Security, and Artificial Intelligence	Suncor
Directors Summit 2025	National Association of Corporate Directors
Environment, Health, Safety & Sustainability Updates	Suncor
C-12   Management Proxy Circular 2026   Suncor Energy Inc.

Event/Topic	Presented/Hosted by
Global Macro Environment	Suncor
How do Corporate Boards Lead in the Age of AI	National Association of Corporate Directors
Insight to Impact with Hannah Thibedeau	Canadian American Business Council
Let’s Get on With the World of Tomorrow – Opportunities Through Indigenous Ownership in Canada’s Next Big Projects	Public Policy Forum
Mine Reclamation	Suncor
Nominating & Governance Committee Leader Exchange	National Association of Corporate Directors
Scenario Planning and Stress Testing in Today’s World	Institute of Corporate Directors
Advancing Indigenous Economic Prosperity; Shifting Tides: Empowering Indigenous Partnerships and Equity Ownership in the Evolving Oil & Gas Landscape	Connect Partnership Group
Standard of Business Conduct Training	Suncor
Strategic Resilience	Deloitte
Syncrude & Base Plant Site Tour	Suncor
The Biggest Risk of AI is One you Might be Missing	National Association of Corporate Directors
Trends and Key Issues in Governance	Institute of Corporate Directors
Trump Policy Agenda: Risks & Opportunities for Boards	National Association of Corporate Directors
What’s Next for America’s Energy Policy	Columbia Energy Exchange
Ethical Business Conduct
Sound, ethical business practices are fundamental to Suncor’s business. Suncor’s standards for the ethical conduct of our business are set forth in the Code, which applies to Suncor’s directors, officers, employees and contract workers. The Code requires compliance with legal requirements and Suncor’s values. Topics addressed in the Code include competition and trade relations, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities of Suncor, communications to the public, improper payments, respectful workplace standards, accounting, reporting and business controls. The President & CEO delivers a clear message that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.
The Code is supported by detailed policies and an annual compliance program. All Directors, officers, employees and contract workers are required annually to complete an annual affirmation process.
Suncor also has a supplier code of conduct that highlights the values that are important to Suncor and is a guide to the standard of behavior Suncor expects of all suppliers, contractors, consultants and other third parties with whom Suncor does business. The supplier code of conduct addresses topics such as safety, human rights, harassment, bribery and corruption and confidential information, among others. Compliance with the supplier code of conduct is a standard term of all Suncor supply chain contracts.
The Board exercises stewardship over the Code in several respects. Suncor’s internal auditors audit the compliance program at least once every three years and the leader responsible for internal audit, who has a direct reporting relationship with the Audit Committee, reports on the audit to that committee. Further, the Board has appointed a Chief Compliance Officer who reviews Suncor’s Ethics and Compliance Programs and related matters with the Governance Committee on an annual basis.
Moreover, at least once annually, the Code is reviewed and if appropriate, updated and management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor’s commitment to ethics and integrity, and addresses related legal requirements. Any waivers of Code requirements for Suncor’s executive officers or members of the Board must be approved by the Board and disclosed. No such waivers were granted in 2025.
Management Proxy Circular 2026   Suncor Energy Inc.   C-13

Corporate Governance Summary
Suncor encourages employees to raise ethical concerns with Suncor management through any of: Suncor’s legal, corporate security, human resources or internal audit departments, without fear of retaliation.
In addition, Suncor’s “Integrity Hotline” provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated pursuant to Suncor’s internal investigations standard and protocols. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. A committee comprised of senior leaders from Legal Affairs, Human Resources and Environment, Health and Safety is responsible for ensuring that all alleged Code violations are investigated.
Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be necessary or beneficial. For example, certain employees directly involved with Suncor’s international and offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates. In addition, certain employees in Suncor’s downstream operations receive training focused on competition and anti-trust issues.
Conflicts of Interest and Related Party Transactions
The Board has a policy relating to directors’ conflicts of interest, including related party transactions. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest,(1) or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.
If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of any for- profit or not-for-profit organization, the director must also provide prior notification to the Board Chair, who will determine whether the change would be inconsistent with the director’s duties as a member of the Board. In appropriate circumstances, the director’s resignation may be required.
The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board Chair or the particular committee Chair. The director’s conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.
The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.
This approach is consistent with the requirements of the Canada Business Corporations Act. In addition, the Governance Committee annually ascertains and reviews related party transactions in conjunction with making director independence determinations.
As part of the Board’s independence analysis, directors complete questionnaires that include information regarding related party transactions and Suncor completes internal searches on payments to and from entities in which directors have a material interest or act as a director, trustee or in a similar capacity (see “Board of Directors – Composition and Independence”).
Compliance with NYSE Standards
Suncor’s corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements.
Except as disclosed below, Suncor’s corporate governance practices are in compliance with NYSE Standards in all significant respects.
(1)
As set forth in the conflict of interest policy, a director is considered to have a material interest in an entity if he or she is a director or officer of that entity, performs an executive function for the entity or has some other material interest in the entity. A director who beneficially holds less than 5% of the outstanding securities of any publicly traded entity and who does not derive any other benefit from such entity not available to other public security-holders, shall not be considered to hold a material interest in such entity.

C-14   Management Proxy Circular 2026   Suncor Energy Inc.

•
Approval of Equity Compensation Plans. Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor’s equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See “Summary of Incentive Plans” on page 44 of the Circular.

•
Independence Standards. The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in the Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE’s Listed Company Manual in respect of compensation committee advisor independence.

Management Proxy Circular 2026   Suncor Energy Inc.   C-15

Board Terms of Reference
Schedule D: Board Terms of Reference
Part I: Overview
The Canada Business Corporations Act (the “Act”), the governing statute of Suncor Energy Inc. (“Suncor” or the “Corporation”), provides “that the directors shall manage or supervise the management of the business and affairs of a corporation…”. In practice, as a Board of Directors cannot “manage” a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor’s Board of Directors is to “supervise” the management of Suncor’s business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor’s management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer (“CEO”), sets standards of conduct, including the Corporation’s general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.
In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board’s stewardship responsibilities include: the strategic planning process, risk identification and oversight, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board’s Mandate, comprising Part IV of these Terms of Reference.
The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor’s Board governance.
The CEO of Suncor is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation’s Management Control Process Policy explicitly identifies actions that have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor’s best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:
•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors’ circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

Key stewardship responsibilities of the Board include overseeing the development of the Corporation’s goals, strategies and plans and the fundamental objectives and policies within which the business is operated. The CEO is required, in a timely and candid manner, to keep the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, and the Board of Directors continually evaluates the performance of executive management toward these achievements.
D-1   Management Proxy Circular 2026   Suncor Energy Inc.

Part II: Board Guidelines
The following have been adopted by the Board as the guidelines applicable to the Board and its operations:
•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews the Corporation’s annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the Corporation’s long-range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation’s best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors’ interests with those of Suncor’s shareholders, Directors shall own during the term of their directorship, within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined periodically by the Governance Committee. Where management share ownership guidelines are more onerous than the foregoing, management directors shall be subject to the management share ownership guidelines rather than these Directors’ Share Ownership Guidelines.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of the CEO’s qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full week in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

(1)
Suncor’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the “Canadian Requirements”) and the U.S. Securities and Exchange Commission (“SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the “SEC Requirements”).

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

Management Proxy Circular 2026   Suncor Energy Inc.   D-2

Board Terms of Reference
•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors’ schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person, then by telephone, or other electronic means.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives’ personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the Corporation’s management proxy circular.

•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an “in camera” basis without management. Such in camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
From time to time the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the Corporation’s operations and the communities in which they are carried out.

Part III: Committee Guidelines
•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee (“HR&CC”), and the Environment, Health, Safety & Sustainable Development Committee (“EHS&SD”). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The constitution of the committees shall be considered annually. In accordance with the Corporation’s By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation’s By-laws, each committee shall have the power to determine its own rules of procedure.

D-3   Management Proxy Circular 2026   Suncor Energy Inc.

•
The Audit Committee will consist entirely of outside, independent(3) directors. In addition, all members of the Audit Committee must be, in the judgment of the Board of the Directors, financially literate (4), and at least one member of the Audit Committee must be an audit committee financial expert(5).

•
In general Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Any such determination by the Board of Directors may be disclosed in the Corporation’s management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an “in camera” basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors
Goals of the Board
The major goals and responsibilities of the Board are to:
•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor’s business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor’s long-range plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties
The major duties of the Board are to:
1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor’s capital budget and endorsing the strategies reflected in its long-range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

(3)
See note 1

(4)
See Appendix A

(5)
See Appendix A

Management Proxy Circular 2026   Suncor Energy Inc.   D-4

Board Terms of Reference
3.
Review with management the vision of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation’s progress toward its goals and plans, and assume responsibility to revise and alter the Corporation’s direction where warranted.

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint the other officers of the Corporation as well, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation’s business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation’s internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

D-5   Management Proxy Circular 2026   Suncor Energy Inc.

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

Management Proxy Circular 2026   Suncor Energy Inc.   D-6

APPENDIX A TO THE TERMS OF REFERENCE
Financial Literacy and Expertise
For the purpose of making appointments to the Corporation’s Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.
Financial Literacy
Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of Financial Literacy, the Board of Directors must evaluate the totality of the individual’s education and experience including:
•
The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

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Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

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The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

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The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert
An “Audit Committee Financial Expert” means a person who in the judgment of the Corporation’s Board of Directors, has following attributes:
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an understanding of Canadian generally accepted accounting principles and financial statements;

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the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

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experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

App A-1   Management Proxy Circular 2026   Suncor Energy Inc.

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an understanding of internal controls and procedures for financial reporting; and

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an understanding of audit committee functions.

A person shall have acquired the attributes referred to above through:
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education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

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experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

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experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

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other relevant experience.

Management Proxy Circular 2026   Suncor Energy Inc.   App A-2

Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com